Filed Pursuant to Rule 253(g)(2)
File No. 024-10767
BRIX REIT, INC.
SUPPLEMENT NO. 5 DATED JUNE 16, 2020
TO THE OFFERING CIRCULAR DATED DECEMBER 26, 2019
This document supplements, and should be read in conjunction with, the offering circular of BRIX REIT, Inc. (“we,” “us,” “our” or the “Company”) dated December 26, 2019 (the “Offering Circular”), Supplement No. 1, dated February 3, 2020, Supplement No. 2 dated February 7, 2020, Supplement No. 3 dated March 31, 2020 and Supplement No. 4, dated May 29, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as in the Offering Circular.
The purpose of this supplement is to disclose the following:

(1)	Compensation, fees and disbursements paid or payable to our former advisor and its affiliates for the year ended December 31, 2019;

(2)	Updated information regarding our existing property acquisitions;

(3)	Updates to our distributions disclosure;

(4)	Update to the “Experts” section of our Offering Circular; and

(5)	Our updated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, as disclosed in our Annual Report on Form 1-K, attached hereto as Annex A.
OFFERING CIRCULAR UPDATES
Compensation to Former Advisor and Affiliates
The following information supersedes and replaces the table contained on page 54 of our Offering Circular, in the section of the Offering Circular captioned “Management - Compensation to Our Former Sponsor and Affiliates - Our Former Advisory Agreement.”
The table below outlines fees and expense reimbursements incurred and payable by us to our former advisor and its affiliates for the years indicated below.

	Incurred		Paid
	Years Ended December 31,		Years Ended December 31,
Type of Compensation	2019	2018	2019	2018
Organization and Offering Stage
Organization and Offering Expenses	$173,473	$225,768	$173,473	$225,053
Acquisition and Operations Stage
Acquisition Fees	$429,454	$420,282	$455,085	$394,651
Asset Management Fees, net (1)	$155,447	$86,853	$—	$—
Financing Coordination Fee	$—	$—		$—
Operating Expenses (2)	$26,772	$3,487	$26,772	$3,487
Disposition Fee	$—	$—		$—
Subordinated Participation Fee	$—	$—	$—	$—
Liquidation Stage
Disposition Fee	$—	$—	$—	$—
Liquidation Fee	$—	$—	$—	$—

(1)	Asset management fees have been deferred to support monthly distributions during the start-up of operations.

(2)	Reimbursements for directors and officers insurance and other costs.

1

Properties
The following information supersedes and replaces the table contained on page 62 of our Offering Circular, in the section of our Offering Circular captioned “Properties and Investments - Property Acquisitions.”
As of December 31, 2019, we owned two properties as follows:

Property and Location (1)	Rentable Square Feet	Property Type	Investment in Real Property, Net	Mortgage Financing (Principal)	Annualized Base Lease Revenue (2)	Acquisition Fee (3)	Lease Expiration (4)	Renewal Options (Number/Years) (4)
24 Hour Fitness, Fort Worth, TX (5)	36,000	Retail	$12,546,839	$6,137,931	$650,000	$371,250	March 31, 2032	four 5-years
Starbucks, Manhattan, KS (6)	2,100	Retail	1,871,876	—	106,302	54,244	June 30, 2029	four 5-years
Total	38,100		$14,418,715	$6,137,931	$756,302	$425,494

(1)	The property is 100% occupied by a single tenant at the time of acquisition.

(2)
Annualized base lease revenue is calculated based on the contractual monthly base rent, excluding rent abatements, at December 31, 2019 for 12 months. However, the amount for the 24 Hour Fitness lease reflects the base revenue upon the scheduled resumption of lease payments on October 31, 2020.

(3)
The Acquisition Fee was paid to the advisor in connection with the acquisition of the property. The fee is equal to 3.0% of the contract purchase price of a property, as defined in the Advisory Agreement.

(4)
Represents the lease term through the end of the non-cancelable lease term, assuming no renewals are exercised unless otherwise noted and reflects the revised maturity for the 24 Hour Fitness lease as discussed in footnote (5) below.

(5)
24 Hour Fitness operates in an industry that has been severely affected by facility closures due to the novel coronavirus, or COVID-19, pandemic. In May 2020, the lease with 24 Hour Fitness was amended to provide free rent from April 1, 2020 through September 30, 2020 and reduced rental rates over the balance of the lease term, which was extended to March 31, 2032. In May 2020, we received a three-month deferral of mortgage payments from our lender on the 24 Hour Fitness property to provide relief related to the absence of rent payments from the 24 Hour Fitness property, and we have requested an additional two-month deferral to cover the period of free rent agreed to in the May 2020 restructuring of the lease with 24 Hour Fitness.

(6)	Starbucks informed us in May 2020 that it will be seeking reductions in rent given the impact of the COVID-19 pandemic on its business.
Distributions
The following information supersedes and replaces the fifth and sixth paragraphs of the section of our Offering Circular captioned “Description of Shares - Distributions” beginning on page 96 of the Offering Circular:
Distributions declared, distributions paid and cash flow provided by (used in) operations were as follows for the year ended December 31, 2019 and for the period April 23, 2018 to December 31, 2018:

					Cash Flows
					Provided by
		Distributions			(Used in)
	Distributions	Declared	Cash Distributions Paid(c)(d)		Operating
Period	Declared	Per Share	Cash	Reinvested	Activities
January 1 to June 30, 2019	$279,006	$0.1500	$102,221	$164,569	$116,592
July 1 to December 31, 2019 (a)	359,106	0.1500	176,120	170,142	167,486
2019 Total (a)	$638,112	$0.3000	$278,341	$334,711	$284,078

April 23 to June 30, 2018	$7,272	$0.0567	$1,902	$5,370	$(63,990)
July 1 to December 31, 2018 (b)	173,868	0.1500	32,759	105,317	54,371
2018 Total (b)	$181,140	$0.2067	$34,661	$110,687	$(9,619)

2

(a)
Additional accrued distributions payable amounted to $25,060 as of December 31, 2019. The source of our distribution payments was our former advisor’s deferral of $155,447 of asset management fees, along with distributions received from our investments in unconsolidated entities totaling $338,526 for the year ended December 31, 2019.

(b)
Distributions declared includes $35,767 of distributions for January 2019 which were declared on December 31, 2018. Total accrued distributions payable amounted to $35,792 as of December 31, 2018. The source of our distribution payments was our former advisor’s deferral of asset management and acquisition fees, along with distributions received from our investments in unconsolidated entities totaling $226,798 for the period May 1, 2018 to December 31, 2018.

(c)
Distributions are paid on a monthly basis. In general, distributions for record dates as of the end of a given month were paid on or about the 21st of the following month through November 2019 and on or about the 25th of the following month thereafter.

(d)	See details of distributions declared in the chart below.
The following distributions were paid in cash or reinvested through our distribution reinvestment plan subsequent to December 31, 2019:

	Declaration	Payment	Distributions
Distribution Period	Date	Date	Paid
December 1-31, 2019	November 22, 2019	January 27, 2020	$60,752
January 1-31, 2020	December 26, 2019	February 25, 2020	61,356
February 1-29, 2020	January 29, 2020	March 25, 2020	60,728
March 1-31, 2020	February 27, 2020	April 27, 2020	61,623
Total			$244,459
The following chart details the distributions that we have declared since we commenced operations:

	Rate Per	Declaration	Payment	Annualized
Distribution Period	Share Per Day	Date	Date (1)	Yield (2)
2018:
April 23-30 2018	$0.00083333	May 19, 2018	May 21, 2018	6.0%
May 1-31, 2018	$0.00080645	May 31, 2018	June 21, 2018	6.0%
June 1-30, 2018	$0.00083333	May 31, 2018	July 23, 2018	6.0%
July 1-31, 2018	$0.00080645	June 28, 2018	August 21, 2018	6.0%
August 1-31, 2018	$0.00080645	July 30, 2018	September 21, 2018	6.0%
September 1-30, 2018	$0.00083333	September 4, 2018	October 22, 2018	6.0%
October 1-31, 2018	$0.00080645	September 25, 2018	November 26, 2018	6.0%
November 1-30, 2018	$0.00083333	October 29, 2018	December 21, 2018	6.0%
December 1-31, 2018	$0.00080645	November 29, 2018	January 27, 2019	6.0%
2019:
January 1-31, 2019	$0.00080645	December 21, 2018	February 21, 2019	6.0%
February 1-28, 2019	$0.00089286	January 31, 2019	March 21, 2019	6.0%
March 1-31, 2019	$0.00080645	February 27, 2019	April 16, 2019	6.0%
April 1-30, 2019	$0.00082190	March 28, 2019	May 21, 2019	6.0%
May 1-31, 2019	$0.00082190	March 28, 2019	June 21, 2019	6.0%
June 1-30, 2019	$0.00082190	March 28, 2019	July 22, 2019	6.0%
July 1-31, 2019	$0.00081522	June 25, 2019	August 21, 2019	6.0%
August 1-31, 2019	$0.00081522	June 25, 2019	September 23, 2019	6.0%
September 1-30, 2019	$0.00081522	June 25, 2019	October 21, 2019	6.0%
October 1-31, 2019	$0.00080645	September 25, 2019	November 21, 2019	6.0%
November 1-30, 2019	$0.00083333	October 25, 2019	December 26, 2019	6.0%
December 1-31, 2019	$0.00080645	November 22, 2019	January 27, 2020	6.0%
2020:
January 1-31, 2020	$0.00081967	December 26, 2019	February 25, 2020	6.0%
February 1-29, 2020	$0.00081967	January 29, 2020	March 25, 2020 (3)	6.0%
March 1-31, 2020	$0.00081967	February 27, 2020	April 27, 2020 (3)	6.0%

3

(1)	On March 30, 2020, we announced the suspension of distribution declarations. In addition, we temporarily suspended our distribution reinvestment plan.

(2)
Distributions have been paid on a monthly basis. In general, through November 2019, distributions for record dates as of the end of a given month were paid on or about the 21st day of the following month or the next business day if the 21st day fell on a holiday or a weekend, and thereafter, distributions for record dates as of the end of a given month were paid on or about the 25th day of the following month or the next business day if the 25th day fell on a holiday or a weekend.

(3)
Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $5.00 per share purchase price. Each annualized basis return assumed that the board of directors would declare distributions in the future which are similar to the distributions for each period presented. However, in March 2020, the board of directors suspended distributions due to the impacts of the COVID-19 pandemic on our operations and financial condition.

Experts
The following information supersedes and replaces the section of our Offering Circular captioned “Experts” on page 109 of our Offering Circular:
The consolidated financial statements of BRIX REIT, Inc. as of December 31, 2019 and 2018, and for the years then ended, included in BRIX REIT, Inc.’s Annual Report (Form 1-K) for the year ended December 31, 2019, have been audited by Squar Milner LLP, independent public accounting firm.
Inclusion of Annual Report on Form 1-K for the Year Ended December 31, 2019 as Annex A
On June 12, 2020, we filed with the Securities and Exchange Commission our Annual Report on Form 1-K, which is attached (excluding the exhibits thereto) as Annex A to this Supplement No. 5.

4

ANNEX A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-K
ANNUAL REPORT
ANNUAL REPORT PURSUANT TO
REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2019
BRIX REIT, INC.
(Exact name of registrant as specified in its charter)
Commission File Number: 024-10767

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
120 Newport Center Drive
Newport Beach, CA 92660
(Full mailing address of principal executive offices)
(855) 742-4862
(Issuer’s telephone number, including area code)
Common Stock
(Title of each class of securities issued pursuant to Regulation A)

ANNUAL REPORT ON FORM 1-K
For the Year Ended December 31, 2019

EXPLANATORY NOTE
As previously disclosed in the Current Report on Form 1-U filed by BRIX REIT, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 27, 2020, the filing of this Annual Report on Form 1-K for the year ended December 31, 2020 (this “Annual Report”) was delayed due to circumstances related to the novel coronavirus, or COVID-19, outbreak and its impact on the Company’s operations. The COVID-19 outbreak has caused severe disruptions and has required the Company’s accounting staff and the staff of the Company’s independent registered public accounting firm to work from home, resulting in limited access to the Company’s facilities, which caused a delay in the Company’s ability to prepare and analyze its financial statements for inclusion in this Annual Report. As a result, the Company could not file this Annual Report on a timely basis. The Company relied on the extension provided by an order issued by the SEC on March 26, 2020, set forth in SEC Release No. 33-10768, providing conditional relief to companies qualified under Regulation A that are unable to timely comply with their filing obligations as a result of the COVID-19 outbreak, to delay the filing of this Annual Report.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
We make statements in this Annual Report that are forward-looking statements within the meaning of the federal securities laws. The words such as “outlook,” “anticipate,” “believe,” “seek,” “estimate,” “expect,” “intend,” “continue,” “can,” “may,” “plan,” “potential,” “project,” “should,” “could,” “will,” “would” and similar expressions or statements and the negatives of those expressions or statements are intended to identify forward-looking statements. Such statements include, but are not limited to, any statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause our actual results to differ materially from those projected or anticipated, or performance or achievements that we express or imply in this Annual Report. Therefore, such statements are not intended to be a guarantee of our performance in future periods.
The forward-looking statements in this Annual Report represent our management’s current expectations and assumptions based on information available as of the date of this report. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These statements involve numerous known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Readers should carefully review these risks, as well as the additional risks described in other documents we file from time-to-time with the SEC. In light of the significant risks and uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that such results will be achieved, and readers are cautioned not to place undue reliance on such forward-looking information, which speak only as of the date of this report.
Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. We qualify all of our forward-looking statements by these cautionary statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	Downturns in global, national, regional and local economic conditions, particularly the recession which commenced in February 2020 partially as a result of the COVID-19 pandemic;

•	Government mandated shutdowns of colleges and universities, gyms and retail establishments in response to the COVID-19 pandemic;

•	Public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, COVID-19;

•
Our ability to effectively deploy the proceeds raised in our offering of shares of our common stock pursuant to Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”);

•
Our ability to reopen the offering of our shares of common stock following our board of directors’ recent determination of our estimated net asset value (“NAV”) per share of $0.32 (unaudited), a significant decrease from the prior selling price of $5.00 for our shares in our offering;

•
Our limited prior operating history and established financing sources, and the prior performance of real estate investment programs advised by our new advisor, modiv Advisors, LLC, or by its affiliates, may not be an indication of our future results;

•
Risks of security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology networks and related systems, could adversely affect our business and results of operations;

•	Risks and uncertainties related to the start-up and “blind pool” nature of our business;

•	Risks and uncertainties related to the national and local economies and the real estate industry in general and in our specific markets;

•	Volatility in the capital markets;

•	Rising interest and insurance rates;

•	Competition from other properties and our inability to obtain new tenants on favorable terms, or at all, upon the expiration of existing leases;

•	Availability and terms of capital and financing, both to fund our operations and to refinance our indebtedness as it matures;

•	Legislative or regulatory changes, including changes to laws governing tenant businesses, construction and real estate investment trusts;

•	Changes in student housing or other policies adopted by colleges and universities or changes in the residential, multi-family housing, QSR, FC, and GC-Stores property markets;

•	Our possible failure to qualify as a real estate investment trust ("REIT") and the risk of changes in laws affecting real estate investment trusts;

•	Our dependence upon key personnel whose continued service is not guaranteed;

•	Our advisor's ability to identify, hire and retain highly qualified executives in the future;

•	Availability of appropriate property acquisition targets;

•	The financial condition and liquidity of, or disputes with, any joint venture partners;

•	Changes in U.S. generally accepted accounting principles ("GAAP");

•	Changes in our credit ratings;

•	Potential liability for uninsured losses and environmental liabilities;

•	Potential need to fund improvements or other capital expenditures out of operating cash flow;

•	We may not be able to attain or maintain profitability; and

•	We may not generate cash flows sufficient to pay our distributions to stockholders or meet our debt service obligations.

PART II
ITEM 1. BUSINESS
The Company
BRIX REIT, Inc. was incorporated on October 30, 2017 under the laws of the State of Maryland. As used herein, the terms “Company,” “we,” “our” and “us” refer to BRIX REIT, Inc. We were incorporated under the name RW Holdings Student Housing REIT, Inc., but we changed our name to Brix Student Housing REIT, Inc. on March 16, 2018 and again on December 13, 2018 to our present name, BRIX REIT, Inc. We elected to be taxed as a REIT for federal income tax purposes beginning with the taxable year ended December 31, 2018 and expect to operate in a manner that will allow us to continue to qualify as a REIT for U.S. federal income tax purposes.
On November 11, 2017, we filed an offering circular on Form 1-A (the "Offering Circular") with the SEC pursuant to Regulation A under the Securities Act, also known as “Reg. A+,” to qualify an offering of a maximum of $50,000,000 of shares of our common stock for sale to the public (the “Offering,” and together with the Follow-on Offering (as defined below), the “Offerings”) at an initial selling price of $5.00 per share. We obtained a notice of qualification from the SEC for the Offering Circular on April 16, 2018 and commenced selling our shares of common stock on April 23, 2018.
On September 20, 2019, we filed a Current Report on Form 1-U with the SEC in which we announced that effective on the close of business on September 18, 2019, our board of directors temporarily suspended the Offering of our common stock and deferred any capital inflows until we arrived at a decision with regard to the retention of an external advisor. In addition, we announced that our distribution reinvestment plan ("DRP") was temporarily suspended and during the suspension period all future distributions were paid to our stockholders in cash. In addition, our share repurchase program (our "SRP") was temporarily suspended effective on October 19, 2019. Following the SEC’s December 23, 2019 notice of qualification for our Follow-on Offering, on December 26, 2019, our board of directors approved the reinstatement of our DRP effective December 26, 2019 and our Follow-on Offering and SRP effective January 2, 2020.
On December 23, 2019, we obtained a notice of qualification from the SEC for a follow-on offering pursuant to a new offering circular (the “Follow-on Offering”), which qualified the offer and sale of up to $36,682,800 in share value of common stock, including $2,200,000 in share value of common stock pursuant to our DRP. We commenced selling our shares of common stock pursuant to the Follow-on Offering on January 2, 2020. We originally offered our shares of common stock directly to the public. As disclosed in our Follow-on Offering, as of January 2, 2020, North Capital Private Securities Corporation ("North Capital"), a registered broker-dealer, serves as the dealer manager of our Follow-on Offering and offers shares of our common stock on a “best efforts” basis (see below for additional discussion).
Our board of directors may amend, suspend or terminate our SRP without stockholder approval upon 10 days’ notice, if our board of directors believes such action is in our and our stockholders’ best interests, or if it determines the funds otherwise available to fund our SRP are needed for other purposes. We may provide notice by including such information (a) in a current report or in our annual or semi-annual reports, all publicly filed with the SEC, or (b) in a separate written notice to the stockholders. During our primary offering stage, we would also include this information in an offering circular supplement or post-effective amendment to the offering statement, as required under federal securities laws.
On March 30, 2020, we announced the suspension of our Follow-on Offering, our DRP and our SRP until such time, if any, that our board of directors determines to reinstate our Follow-on Offering, our DRP and our SRP after completion of a valuation of our real estate properties and investments by an independent valuation expert and our announcement of our new estimated NAV per share. On May 22, 2020, we announced our estimated NAV per share of $0.32 (unaudited), and our board of directors determined to not reinstate our Follow-on Offering, DRP or SRP at that time, given the significant decrease in the estimated NAV per share from the prior selling price of $5.00 per share in the Follow-on Offering. Our board of directors is in the process of analyzing alternatives that could include a reopening of the Follow-on Offering, which could be limited to current stockholders.

Operations
As discussed below, we own two retail real estate properties and have investments in student housing properties. The COVID-19 pandemic and government mandated closures of colleges and universities, gyms and retail establishments has resulted in a significant impairment of the value of our real estate investments and properties as reflected in our estimated NAV per share of $0.32 (unaudited). Our primary student housing investment stopped issuing distributions in April 2020, and 24 Hour Fitness USA, Inc. (“24 Hour Fitness”), the tenant in our Fort Worth, Texas property, has not paid rent since March 2020. The only rent payments we are receiving as of the filing date of this report are from our Manhattan, Kansas property leased to Starbucks Corporation (“Starbucks”). Furthermore, press reports indicate that 24 Hour Fitness may file for a bankruptcy reorganization, and therefore, we have negotiated a restructuring of the lease which includes a substantial decrease in rent in order to increase the likelihood that the lease will not be rejected in the event that 24 Hour Fitness seeks bankruptcy protection.
In order to evaluate the impact of the COVID-19 pandemic on the value of our real estate properties and investments, our board of directors engaged an independent third-party real estate advisory and consulting firm to perform an independent valuation of our real estate assets for the purpose of assisting our board of directors in determining our estimated NAV per share to reflect the impact of the COVID-19 pandemic.
As discussed above, we announced our estimated NAV per share of $0.32 (unaudited) on May 22, 2020, and our board of directors determined to not reinstate our Follow-on Offering, DRP or SRP at that time given the significant decrease in the estimated NAV per share from the prior selling price of $5.00 per share in the Follow-on Offering. Additional information on the determination of our estimated NAV per share, including the process used to determine our estimated NAV per share, can be found in our Current Report on Form 1-U filed with the SEC on May 22, 2020.
Due to such a significant decrease in our estimated NAV per share from the prior selling price, we are currently not raising capital and are evaluating strategic alternatives, including a potential reopening of the Follow-on Offering which could be limited to existing investors, and/or the development of a plan of liquidation that would be submitted to stockholders for approval in the coming months. In the meantime, we have engaged a broker, on a best efforts basis, to explore the market demand for our 31.6% interest in ACA Stadium View Student Housing DST, a Delaware statutory trust (“Stadium View”), to prospective investors. For purposes of compliance with the Investment Company Act of 1940, it is highly likely that we will need to sell this investment in a non-controlling interest before we can sell our 24 Hour Fitness and Starbucks properties.
Going Concern
Our consolidated financial statements as of and for the year ended December 31, 2019 have been prepared on the basis that we will continue operating as a going concern, which contemplates the realization of our assets and settlement of our liabilities in the normal course of business for the foreseeable future. We are a start-up business and have a limited operating history and limited established financing sources. The ongoing COVID-19 pandemic and its resulting regional, national and global economic devastation, as well as its specific impacts on us, have resulted in uncertainty regarding our ability to generate sufficient cash flows and liquidity to fund our operational expenses, service our debts and make distributions to our stockholders. The impact of the COVID-19 pandemic has also raised substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty (see the “Risk Factors” section in this Item 1. Business; the “Liquidity and Capital Resources” section in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations; and “Note 1. Business and Organization” to our consolidated financial statements for further discussion on going concern).
COVID-19 was declared a pandemic by the World Health Organization on March 11, 2020 and began having significant impacts in the United States in mid-March 2020 as business closures and recommendations to stay at home became prevalent. Government mandated closures of colleges and universities, gyms and retail establishments resulted in a significant impairment of the value of our real estate investments and properties in 2020, as recognized in the Company’s estimated NAV per share reported on May 22, 2020. The accompanying consolidated financial statements do not reflect any impairment adjustments since COVID-19 did not become a pandemic until after December 31, 2019. We expect to record impairment adjustments for our 24 Hour Fitness property and our investment in Stadium View in our semi-annual consolidated financial statements for the six-months ending June 30, 2020 and will evaluate the amount of such impairments when we prepare those financial statements.

Advisory Agreements
Our business was externally managed by Brix Student Housing Operator, LLC, our former advisor, which was wholly-owned by BrixInvest, LLC, our former sponsor. Our former advisor managed our portfolio of core real estate properties and real estate related assets and also provided asset-management and other administrative services on our behalf until October 28, 2019, when we became temporarily self-managed as discussed below. Our former advisor was paid certain fees as set forth in the advisory agreement entered into in November 2017 (see "Note 6. Related Party Transactions” to our consolidated financial statements).
On September 19, 2019, our former sponsor announced that it had entered into a contribution agreement with RW Holdings NNN REIT, Inc. ("NNN REIT") for a self-management transaction whereby our former sponsor would contribute substantially all of its assets, including our former advisor and the former advisory agreement we had entered into with our former advisor, to NNN REIT's operating partnership ("NNN OP"), in exchange for units of limited partnership interest in NNN OP. Given the pendency of the NNN REIT self-management transaction, our board of directors chose to suspend our Offering, effective as of the close of business on September 18, 2019, as we assessed our external advisor options.
Effective October 28, 2019, we, our former advisor and our former sponsor, mutually agreed to terminate the advisory agreement we entered into in November 2017. As a result, we were self-managed when we recommenced our Regulation A, Tier 2 public offering following the SEC's qualification on December 23, 2019 of an amendment to our Offering Statement on Form 1-A which, among other things, changed our plan of distribution to utilize a registered broker-dealer in the Offering of our common stock.
On January 31, 2020, we entered into an advisory agreement (the "New Advisory Agreement") with modiv Advisors, LLC (“New Advisor”), an indirect wholly-owned subsidiary of NNN REIT, effective as of February 3, 2020, pursuant to which substantially all of our administrative functions and operations will be performed by the New Advisor. Consequently, effective February 3, 2020, we discontinued our interim period of internal self-management that commenced on October 28, 2019, as discussed above.
The New Advisory Agreement is on substantially the same terms as the former advisory agreement except that: (i) we will no longer pay a 30% subordinated participation fee that was included in the former advisory agreement; (ii) in the event that our New Advisor provides property management and leasing services, we will pay our New Advisor fees for such services; and (iii) the termination notice period was increased from 60 to 90 days.
Our New Advisor will be subject to the supervision of our board of directors and will only provide services that are delegated to it. The conflicts committee of the board of directors will be responsible for reviewing the performance of our New Advisor and determining that the compensation to be paid to it is reasonable in relation to the nature and quality of services performed and that our investment objectives are being carried out. On May 6, 2020, NNN REIT and our New Advisor agreed to discontinue charging us their asset management fees, and waived the $311,203 accrued balance for previous asset management fees, given the significant decline in our financial condition that resulted from the COVID-19 pandemic.
We previously employed investor relations personnel on payroll, but the expenses were completely reimbursed to us by our former sponsor as part of the organizational and offering services it provided to us. Our former sponsor managed our organization and the Offering and provided marketing, administrative services and the funds for investor relations until October 29, 2019. Our former sponsor was entitled to reimbursement of such expenses, but reimbursement did not exceed an amount equal to 3% of gross offering proceeds. Certain of our former directors and executive officers were also directors, managers and executive officers of our former sponsor, our former advisor and their affiliates.
Our investment objectives and policies may be amended or changed at any time by our board of directors, if it believes such amendments or changes are in the best interests of our stockholders. We intend to notify our stockholders of any change to our investment policies by disclosing such changes in a public filing such as an offering circular supplement, or through other filings with the SEC, as appropriate.

Real Estate Investments
During the year ended December 31, 2019, we acquired two real estate properties as follows:
24 Hour Fitness Property
On June 11, 2019, we acquired an approximately 36,000 square feet single tenant retail property built in 2006 and located in Fort Worth, Texas. The property is leased to 24 Hour Fitness for use as a fitness center and provides its members with access to a variety of fitness amenities including a cycling room, pro shop, kids club, basketball court, swimming pool, jacuzzi, sauna, steam room, aerobic studio, locker rooms, cardio equipment and a weightlifting area. We have no material relationship with the seller or its affiliates, other than in respect of the parties’ purchase and sale of the property. The purchase price was $12,795,057 including closing costs and the $371,250 acquisition fee paid to our former advisor. The property’s double net lease has a base lease term which was originally scheduled to expire on March 31, 2027 and included four five-year renewal options to extend the term of the lease. The lease agreement in connection with this property originally called for $7,629,410 in total rental revenue over the course of the base lease term. In May 2020, the lease was restructured in order to be acceptable to 24 Hour Fitness and increase the likelihood of not being rejected in the event that 24 Hour Fitness seeks bankruptcy protection. The lease amendment provides for free rent from April 1, 2020 through September 30, 2020 and reduced rental rates over the balance of the lease term, which was extended to March 31, 2032 and includes the original four five-year renewal options to extend the term of the lease. The restructured lease remains subject to approval in any bankruptcy proceedings, and therefore, was not considered in the calculation of our recently announced estimated NAV per share.
We financed a portion of this property acquisition with a five-year mortgage loan of $6,187,500 at a fixed interest rate of 4.95%. The balance of the purchase price and closing costs was funded with advances under our $5,000,000 revolving unsecured credit facility and available cash on hand.
Starbucks Property
On September 27, 2019, we acquired a single-story retail building with approximately 2,100 square feet located in Manhattan, Kansas, near Kansas State University. This property is 100% leased to Starbucks. The property’s double-net lease expires on June 30, 2029. The lease agreement in connection with this property calls for $1,091,000 in total rental revenue over the course of its remaining lease term; however, Starbucks informed us in May 2020 that it will be seeking reductions in rent given the impact of the COVID-19 pandemic on its business. The purchase price for the property was $1,889,101, including closing costs and the $54,244 acquisition fee paid to our former advisor. The purchase was funded with net proceeds from our offering of common stock, and the seller of the property was not affiliated with us or our affiliates.
Investment in Unconsolidated Entities
During the year ended December 31, 2019, we invested in the following unconsolidated entity:
AC Villas, LLC
On January 30, 2019, we invested $132,000 to acquire an approximate 1.0% interest in AC Villas, LLC (“AC Villas”), an affiliate of Arrimus Capital LLC (the “Villas Interest”). AC Villas acquired a student housing development which is located at 800 West 26th Street, Austin, Texas, ¼ mile from the University of Texas campus (the “Villas on 26th Property”).
Arrimus Capital LLC is a related party; therefore, the acquisition of the Villas Interest was approved by our board of directors, including the independent directors who serve as the conflicts committee of the board of directors. In connection with the acquisition of the Villas Interest, we paid our former advisor an acquisition fee of $3,960 in accordance with the terms of our former advisory agreement.
The Villas on 26th Property is a Class A student housing property built in 2014 and is comprised of 49 units with three-to-six-bed layouts (182 beds) within one five-story building with ample subterranean parking. The dwelling units are fully furnished, including Polk audio surround sound systems, Apple TVs and 60” flat screens in every living room, stainless steel appliances, full sized washer/dryers, wood flooring and walk-in closets. The Villas on 26th Property has various amenities, including a 24-hour fitness center, live feed security cameras throughout and a large hot tub on the mezzanine level. The Villas on 26th Property residents also enjoy access to nearby retail space that includes Starbucks, In-N-Out, Chipotle, Dunkin Donuts, Whataburger and more.

Offering Proceeds
As of March 30, 2020, we had sold 2,771,148 shares of common stock for aggregate gross offering proceeds of $13,855,741, which included 116,354 shares of common stock sold under our DRP for aggregate gross proceeds of $581,769. Excluded from the 2,771,148 shares of our common stock were 200 shares purchased by our former sponsor before the Offering for an aggregate purchase price of $1,000. As discussed above, the Follow-on Offering was temporarily suspended effective March 30, 2020.
Net Asset Value
The COVID-19 pandemic and government mandated closures of colleges and universities, gyms and retail establishments resulted in a significant impairment of the value of our real estate investments and properties during the first quarter of 2020. Our primary student housing investment stopped issuing distributions in April 2020 and 24 Hour Fitness, the tenant in our Fort Worth, Texas property, has not paid rent since March 2020. The only rent payments we are receiving as of the date of this report are from our Manhattan, Kansas property leased to Starbucks. Furthermore, press reports indicate that 24 Hour Fitness may file for a bankruptcy reorganization, and therefore, we have negotiated a restructuring of the lease on our Fort Worth property, which includes a substantial decrease in rent, in order to increase the likelihood that the lease will not be rejected in the event that 24 Hour Fitness seeks bankruptcy protection; however, the amended lease would have to be approved in any bankruptcy proceeding.
In order to evaluate the impact of the COVID-19 pandemic on the value of our real estate properties and investments, our board of directors engaged an independent third-party real estate advisory and consulting firm to perform an independent valuation of our real estate assets for the purpose of assisting our board of directors in establishing our estimated NAV per share to reflect the impact of the COVID-19 pandemic.
On May 19, 2020, our board of directors approved and established an estimated NAV per share of our common stock of $0.32 (unaudited) which we announced on May 22, 2020, and our board of directors determined to not reinstate our Follow-on Offering, DRP or SRP at that time given the significant decrease in the estimated NAV per share from the prior selling price of $5.00 per share in the Follow-on Offering (see our Current Report on Form 1-U filed with the SEC on May 22, 2020 for additional information on our estimated NAV). The restructured lease with 24 Hour Fitness remains subject to approval in any bankruptcy proceedings, and therefore, was not considered in the calculation of our recently announced estimated NAV per share.
Investment Objectives and Strategy
Due to the significant decline in NAV discussed above, we are evaluating strategic alternatives, including a potential reopening of the Follow-on Offering, which could be limited to existing investors, and/or a plan of liquidation that would be submitted to stockholders for approval in the coming months. In the meantime, we have engaged a broker, on a best efforts basis, to explore the market demand for our 31.6% interest in Stadium View. For purposes of compliance with the Investment Company Act of 1940, it is highly likely that we will need to sell this investment in a non-controlling interest before we can sell our 24 Hour Fitness and Starbucks properties.
Employees
As of December 31, 2019, we had two executive personnel employed with us. Upon our entering into the New Advisory Agreement effective February 3, 2020, those employees became employees of our New Advisor.
Segments
Our investments are expected to exhibit similar long-term financial performance and have similar economic characteristics. As of December 31, 2019, we aggregated our investments into one reportable segment.

Competition
There are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of investments offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors also may be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. There is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.
Risk Factors
We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our offering circular dated and filed with the SEC on December 26, 2019, as amended and/or supplemented from time-to-time. Our offering circular filed with the SEC may be accessed here: https://www.sec.gov/Archives/edgar/data/1723028/000110465919075757/tm1927351d1_253g2.htm. Additional risk factors filed with the SEC on February 7, 2020 may be accessed here: https://www.sec.gov/Archives/edgar/data/1723028/000110465920012564/tm207149d1_253g2.htm.
The offering circular may be updated from time-to-time with future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. The following are additional risks factors primarily related to the COVID-19 pandemic that heightened during the first quarter of 2020 which could result in a significant decrease in the value of our shares of common stock or affect our ability to operate as a going concern:
The COVID-19 global pandemic and the public health and governmental actions in response thereto have adversely affected, and will likely continue to adversely affect, our business, financial condition, liquidity and operating results. The extent and duration of such effects are highly uncertain and cannot be predicted.
The COVID-19 pandemic has had, and any other pandemics in the future could have, repercussions across regional, national and global economies and financial markets. The outbreak of COVID-19 in the United States and in many countries has adversely impacted global economic activity and has contributed to significant volatility and negative pressure in the financial markets. The impact of the COVID-19 outbreak has been rapidly evolving and has continued to affect more countries. Many countries, including the United States, have responded by instituting quarantines for some period of time, mandating business and school closures, banning group gatherings and restricting travel, among other restrictions. Certain states and cities, including where we own properties, have also reacted by instituting quarantines, restrictions on travel, “shelter in place” rules and restrictions to only essential businesses that may continue to operate. As a result, the COVID-19 pandemic is negatively impacting almost every industry directly or indirectly, including the real estate industry in which we and our tenants operate.
The COVID-19 pandemic has had, and will likely continue to have, a material adverse effect on our ability to operate, as a result of several factors, including:

•	a partial or complete closure of, or other operational issues at, all of our properties resulting from government or tenant action;

•
reduced economic activity severely impacting our tenants' business operations, financial condition and liquidity and causing their inability to meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations, including rent deferrals or rent abatements, resulting in revenue decreases from our properties;

•
our largest tenant, 24 Hour Fitness, which represented roughly two-thirds of our pre-COVID-19 monthly rental income, informed us that they would not be paying rent due to government mandated shut downs, and Wall Street analysts have predicted that 24 Hour Fitness would likely be filing for bankruptcy protection given its looming debt maturities and the immediate loss of revenue; we currently owe $6.1 million on the mortgage with respect to the property that is leased by 24 Hour Fitness, and if we are unable to retain 24 Hour Fitness as a tenant or fail to find a new acceptable replacement tenant, then we will be unable to maintain our monthly mortgage payment, which could result in the lender foreclosing on this property; the restructured lease with 24 Hour Fitness described above remains subject to approval in any bankruptcy proceedings;

•
our second largest investment is in the Stadium View student housing apartment complex, which is located in Ames, Iowa, and serves Iowa State University; when universities across the nation were forced to shut down by the COVID-19 pandemic, students, including those residing at the Stadium View student housing complex, left campus and in many cases did not continue to pay rent, reducing the amount of rent the manager of Stadium View was able to collect from this property; in addition, pre-leasing for Stadium View has fallen dramatically and will likely result in materially lower occupancy when the university re-opens this Fall, thus reducing the anticipated future rent collections from this property; furthermore, the manager of Stadium View has informed us that it will not be able to provide distributions to us for this investment until at least September 2020;

•
we have received a letter from Starbucks, which leases one of our properties, stating that it will soon be seeking 12 months of rent relief on every store it operates, which would further reduce our future rental income;

•
reduced economic activity that could result in a prolonged recession, which negatively impacts consumer discretionary spending and in return severely impacts our tenants' business operations, financial condition and liquidity;

•
difficulty accessing debt and equity on attractive terms, or at all, impacts to our credit profile, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may affect our access to capital necessary to fund our business operations or address maturing liabilities on a timely basis and our tenants' ability to fund their business operations and meet their obligations to us;

•
our ability to comply with financial covenants of our mortgage note payable and unsecured credit facility, which could result in a default or potential acceleration of payment of our debt obligations, which non-compliance could negatively impact our ability to make additional future borrowings and our ability to continue our operations;

•	reductions in the value of our properties, which have resulted in material impairments of such properties, as a result of weaker economic conditions;

•
general decline in business activity and demand for real estate transactions, which has adversely affected our ability to grow our portfolio of properties, or to sell our real estate assets to satisfy debt obligations;

•
the deterioration in our or our tenants' ability to operate in affected areas or delays in the supply of products or services to us or our tenants from vendors that are needed for our or our tenants' efficient operations, which has adversely affected our operations and those of our tenants;

•	suspension or delays in capital raising initiatives; and

•
potential negative impact on the health of our New Advisor's personnel and staff, particularly if a significant number of them are impacted, could result in a deterioration in our ability to ensure business continuity during this disruption.

The extent to which the COVID-19 pandemic will continue to impact our business operations and those of our tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence; including the scope, severity and duration of the pandemic; the success of actions or measures taken to contain or treat COVID-19, or mitigate its impact; and the direct and indirect economic effects of the pandemic, among others. Extended closures by our tenants of their stores and early terminations by our tenants of their leases could reduce our cash flows, which could impact our operations and our ability to continue to pay distributions to our stockholders at expected levels, or at all.
The rapid development and fluidity of the COVID-19 pandemic precludes us from making any prediction as to the full adverse impact of the pandemic. Nevertheless, the pandemic presents material uncertainty and risk with respect to our financial condition, results of operations, cash flows and performance. Risk factors set forth in our offering circular for our Follow-on Offering, as supplemented, and additional filings should be interpreted with heightened caution as a result of the impact of and uncertainty surrounding the COVID-19 pandemic.
Our inability to access funding or the terms on which such funding is available could have a material adverse effect on our financial condition, particularly in light of ongoing market dislocations resulting from the COVID-19 pandemic.
Our ability to fund our operations and meet financial obligations is dependent upon our ability to extend the October 15, 2020 maturity date of our unsecured line of credit. If we are not able to extend the maturity date or arrange for new financing on terms acceptable to us, we may have to sell assets at depressed prices.
Issues related to financing are exacerbated in times of significant dislocation in the financial markets, such as those being experienced now related to the COVID-19 pandemic. It is possible our lenders will become unwilling or unable to provide us with financing, and we could be forced to sell our assets at an inopportune time when prices are depressed. In addition, if the regulatory capital requirements imposed on our lenders change, they may be required to significantly increase the cost of the financing that they provide to us.

The declaration, amount and payment of future cash distributions on our common stock are subject to uncertainty due to current market conditions.
All distributions will be declared at the discretion of our board of directors and will depend on our ability to sell assets, our financial condition, and other factors as our board of directors may deem relevant from time to time. The economic impacts resulting from the COVID-19 pandemic have adversely affected our ability to pay distributions. Our board of directors is under no obligation or requirement to declare a distribution and will continue to assess our common stock distributions, if any, and the distribution rate, on an ongoing basis, as market conditions and our financial position continue to evolve. We cannot assure you that we will achieve results that will allow us to pay distributions on our common stock.
With the substantial negative economic effect brought about by the ongoing COVID-19 pandemic, management has concluded that a substantial doubt exists concerning our ability to continue as a going concern.
Under Financial Accounting Standards Board Accounting Standards Update 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management has the responsibility to evaluate whether conditions and/or events raise substantial doubt about our ability to meet our future financial obligations as they become due within one year. In evaluating whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within the next twelve months, management considered our current financial condition and liquidity sources, including current funds available, forecasted future cash flows and our conditional and unconditional obligations due over the next twelve months. Management considered the following: (i) our unsecured credit facility with Pacific Mercantile Bank, which matures October 15, 2020 with a balance of approximately $5.0 million as of May 31, 2020; (ii) our mortgage note payable with a maturity date of June 11, 2024 and a principal balance of approximately $6.1 million as of May 31, 2020; and (iii) recurring costs of operating our business. As a result of the considerations articulated below, management concluded that a substantial doubt exists concerning our ability to continue as a going concern through the next twelve months as a result of the COVID-19 pandemic.
Although we plan to control costs, continue to work with Pacific Mercantile Bank to obtain an extension of the maturity date under our unsecured credit facility, pursue longer term financing solutions and are in discussions with the lender of our mortgage loan secured by our 24 Hour Fitness property to seek modification of that loan, there are inherent risks, unknown results and significant uncertainties associated with each of these matters and a direct correlation between these matters and our ability to satisfy financial obligations that may arise over the next twelve months. Our ability to satisfy obligations under our unsecured credit facility and mortgage loan, maintain compliance with our debt covenants and fund recurring costs of operations, particularly in light of the current COVID-19 pandemic and resulting adverse impacts on our business, depends on management’s ability to generate revenues from receiving rental income from the tenants at the properties, to continue to control costs and to obtain relief from Pacific Mercantile Bank under our unsecured credit facility and from the lender under our 24 Hour Fitness property’s mortgage loan. While controlling costs is within management’s control to some extent, generating revenues from rental income from the tenants and obtaining relief from lenders or other long-term financing solutions involve performance by third parties and therefore cannot be considered probable of occurring. If we become unable to continue as a going concern, we may have to liquidate our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the price we paid for such assets.
As further discussed in “Note 1. Business and Organization - Going Concern” to our consolidated financial statements in this Annual Report on Form 1-K, management concluded that substantial doubt exists about our ability to continue as a going concern for a year from the date our consolidated financial statements are issued as a result of the COVID-19 pandemic. Our consolidated financial statements do not include any adjustment relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our ability to continue as a going concern will require us to generate positive cash flow from operations, renew our debt maturing in the near future or obtain additional financing.
The reaction of prospective investors and/or current stockholders to the inclusion of a going concern statement in this Annual Report on Form 1-K, our current lack of cash resources and our potential inability to continue as a going concern may adversely affect our estimated NAV per share of common stock, our ability to raise new capital through our Follow-on Offering, make our scheduled debt payments on a timely basis, or at all, or make distributions. If we become unable to continue as a going concern, we may have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General
Management’s discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances.
Results of Operations
We obtained a notice of qualification for the Offering from the SEC on April 16, 2018 and, on April 23, 2018, we made our initial investment of $5,500,000 to acquire an approximate 31.6% interest in Stadium View. We also made three smaller student housing investments consisting of: (a) $75,000 to acquire an approximate 0.5% interest in AC Prado, LLC, a limited liability company formed under the Delaware Limited Liability Company Act, on September 18, 2018, (b) $200,000 to acquire an approximate 1.0% interest in ACA Illinois Tier 1 Student Housing DST, a Delaware statutory trust, on December 24, 2018 and (c) $132,000 to acquire an approximate 1% interest in AC Villas, on January 30, 2019.
On June 11, 2019, we acquired an approximate 36,000-square-foot retail property located in Fort Worth, Texas leased to 24 Hour Fitness for $12,795,057 including closing costs and the $371,250 acquisition fee paid to our former advisor. The property’s double net lease has a base lease term which was originally scheduled to expire on March 31, 2027 and included four five-year renewal options to extend the term of the lease. In May 2020, the lease was restructured in order to be acceptable to 24 Hour Fitness and increase the likelihood that the lease will not be rejected in the event that 24 Hour Fitness seeks bankruptcy protection. The lease amendment provides for free rent from April 1, 2020 through September 30, 2020 and reduced rental rates over the balance of the lease term, which was extended to March 31, 2032 and includes the original four five-year renewal options to extend the term of the lease (see Note 3). The restructured lease remains subject to approval in any bankruptcy proceedings.
On September 27, 2019, we acquired an approximately 2,100-square-foot retail property located in Manhattan, Kansas leased to Starbucks for a purchase price of $1,889,101, including closing costs and the $54,244 acquisition fee paid to our former advisor. The property’s double net lease has a base lease term which expires on June 30, 2029 and includes four five-year renewal options to extend the term of the lease. In May 2020, Starbucks informed us that it will be seeking reductions in rent given the impact of the COVID-19 pandemic on its business.
The results of operations from these investments are described below.
Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018
Rental income
Rental income was $546,184, including tenant reimbursements of $12,806, for the year ended December 31, 2019. This represents rental income from the 24 Hour Fitness and Starbucks properties that were acquired during June 2019 and September 2019, respectively. We did not own any rental property during the year ended December 31, 2018.
Fees to affiliates
Fees to affiliates were $155,447 and $86,853 for the years ended December 31, 2019 and 2018, respectively. The increase of $68,594, or 79.0%, year-over-year primarily reflects asset management fees incurred for investments acquired in 2019, as well as a full year of asset management fees for investments acquired in 2018, as compared to approximately eight and a half months of asset management fees incurred in 2018. The payment of such asset management fees in 2019 and 2018, net of amounts waived of $51,816 and $28,779, respectively, were deferred to support distributions. The amount of our asset management fee was equal to 0.1% per month of the total investment value of the assets.
On May 6, 2020, NNN REIT and our New Advisor agreed to discontinue charging us their asset management fees, and waived the $311,203 accrued balance for previous asset management fees, given the significant decline in our financial condition that resulted from the COVID-19 pandemic.

General and administrative
General and administrative expenses were $701,865 and $489,285 for the years ended December 31, 2019 and 2018, respectively. The increase of $212,580, or 43.4%, year-over-year reflects the full year of general and administrative expenses incurred in 2019 primarily for payroll of investor relations personnel, board of directors' stock compensation, directors and officers insurance premiums and legal fees compared to approximately eight and a half months of general and administrative expenses incurred in 2018.
Depreciation and amortization
Depreciation and amortization were $265,443 for the year ended December 31, 2019. This represents depreciation and amortization from the 24 Hour Fitness and Starbucks properties that were acquired in 2019. We did not own any rental property that was subject to depreciation and amortization during 2018.
Interest expense
Interest expense was $355,173 and $112,557 for the years ended December 31, 2019 and 2018, respectively. The increase of $242,616, or 215.5%, year-over-year was due to the mortgage note payable of $6,187,500 for the 24 Hour Fitness property acquisition and average borrowings outstanding of $3,549,000 under our unsecured credit facility for the year ended December 31, 2019, compared to average borrowings outstanding of $1,706,000 under our unsecured credit facility for the year ended December 31, 2018, which we used to acquire the 31.6% interest in Stadium View in April 2018.
Property expenses
Property expenses were $15,478 for the year ended December 31, 2019. This represents property expenses from the 24 Hour Fitness and Starbucks properties that were acquired in 2019. We did not own any rental property that could incur property expenses during 2018.
Expenses reimbursed by affiliates
Expenses reimbursed by affiliates were $196,460 and $295,190 for the years ended December 31, 2019 and 2018, respectively. The decrease of $98,730, or 33.4%, year-over-year primarily reflects a decrease in investor relations personnel headcount during the ten months of expenses reimbursed by affiliates in 2019 compared to approximately eight and a half months of expenses reimbursed by affiliates in 2018 when a greater average number of investor relations personnel were employed. These reimbursed expenses are recorded in general and administrative expenses as discussed above (see "Note 6. Related Party Transactions” to our consolidated financial statements for more details).
Other expense (income), net
The loss from investments in unconsolidated entities was $345,543 and $266,837 for the years ended December 31, 2019 and 2018, respectively. The loss from investments in unconsolidated entities primarily reflects depreciation on the Stadium View property, along with interest expense and other expense in excess of revenue for a full year in 2019 as compared with eight and a half months in the year ended December 31, 2018. Interest income was $6,067 and $240 for the years ended December 31, 2019 and 2018, respectively.
Our results of operations for the year ended December 31, 2019 are not indicative of those expected in future periods. Due to the current COVID-19 pandemic and ongoing recession in the United States and globally, our tenants and operating partners are severely impacted as further described in Liquidity and Capital Resources below. Our largest tenant is 24 Hour Fitness and it operates in an industry that has been severely affected by facility closures.
The impact of the COVID-19 pandemic on our future results will be significant and will affect our ability to operate as a going concern. Such impact will also largely depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the pandemic, the success of actions taken to contain or treat COVID-19, and reactions by consumers, companies, governmental entities and capital markets. As discussed above, we expect to record impairment adjustments for our 24 Hour Fitness property and our investment in Stadium View in our semi-annual financial statements for the six-months ending June 30, 2020.

Liquidity and Capital Resources
Our proceeds from shares of common stock sold in the Offerings have been used primarily for (i) property acquisitions; (ii) capital expenditures; (iii) payment of principal on our outstanding indebtedness; and (iv) payment of fees to our former advisor. As of May 31, 2020, no fees have been paid to our New Advisor and all fees owed have been waived. Our cash needs for the purchase of real estate properties and other real estate investments were funded primarily from shares sold, including those offered for sale through our DRP, and from debt proceeds including from our revolving unsecured credit facility, or line of credit.
Through December 31, 2019, we have sold 2,672,119 shares of common stock in the Offerings, including 89,081 shares of common stock sold under our DRP, for aggregate offering proceeds of $13,360,595.
As of December 31, 2019, the outstanding principal balance of our mortgage note payable and the line of credit was $6,137,931 and $4,196,361, respectively. The portion of our mortgage notes payable due during 2020 is $92,522. Our line of credit, which has a balance of $4,999,861 as of May 31, 2020, matures on October 15, 2020.
Our ability to make payments of principal and interest on the mortgage note for the 24 Hour Fitness property is dependent on the cash flows from that property. Since the tenant has not paid rent since March 2020, we requested and the lender granted a deferral of mortgage payments for the three-month period from May 5, 2020 to July 5, 2020. In connection with the restructuring of our lease with 24 Hour Fitness in May 2020, we have requested an additional two-month deferral from our lender to coincide with the free rent provided to 24 Hour Fitness through September 30, 2020.
In order to generate cash to repay the $4,999,861 owed on our line of credit, we have engaged a broker, on a best efforts basis, to explore the market demand for our 31.6% interest in Stadium View to prospective investors. For purposes of compliance with the Investment Company Act of 1940, it is highly likely that we will need to sell this investment in a non-controlling interest before we can sell our 24 Hour Fitness and Starbucks properties. Since sales of our student housing investments will not be sufficient to repay all of the outstanding balance of our line of credit, we are also considering opening the Follow-on Offering to existing investors and plan to seek an extension of the October 15, 2020 maturity date. We could provide the Starbucks property as collateral in connection with an extension since that property is unencumbered. No assurance can be provided that we will be able to negotiate an extension of the maturity date for our line of credit. While the lender could declare an event of default and the loan due and payable if it does not grant an extension of the maturity date and we do not repay the balance due by October 15, 2020, the line of credit is unsecured and the lender would not be able to foreclose on any of our assets. The lender could apply any cash deposits that we have with it to repay a portion of the loan, which would make it difficult or impossible for us to fund ongoing operating costs. However, since the Starbucks property is unencumbered, we could potentially seek a mortgage on that property to raise cash to fund operations.
We are continuing to monitor the COVID-19 pandemic and its impact on our tenants, operating partners and the economy as a whole. The magnitude and duration of the pandemic, and its impact on our operations and liquidity, are uncertain and continue to evolve in the United States and globally. Our tenants have been severely impacted by the COVID-19 pandemic and it will therefore have a material adverse effect on our liquidity and capital resources and our ability to operate as a going concern.
Our largest tenant is 24 Hour Fitness and it operates in an industry that has been severely affected by facility closures. In May 2020, the lease with 24 Hour Fitness was amended to provide free rent from April 1, 2020 through September 30, 2020 and reduced rental rates over the balance of the lease term, which was extended to March 31, 2032. In addition, in response to occupancy reductions and uncertainty about Fall in-person classes, the Stadium View property has discontinued its distributions through August 2020, and will update its distribution plan when leasing for the 2020/2021 academic year is available. Both the amendment of the lease with 24 Hour Fitness, which remains subject to approval in any bankruptcy proceeding, and the discontinuation of distributions from the Stadium View property will impact our results of operations and cash flow negatively.

Future Funding Requirements
We have a history of net losses and insignificant net cash inflows from operating activities. In addition, during 2020, we have scheduled principal repayments of $5,068,401 primarily related to our line of credit, along with our existing mortgage note payable. As of December 31, 2019, we had $226,132 in cash and cash equivalents to fund operations and debt service costs. In large part due to the impacts of COVID-19 on our tenants and investees, we expect to continue to incur negative cash flows until such time as rental income generates sufficient cash inflows to finance our operations and debt service. Until we have substantial cash-inflow, if at all, we will need to secure additional funds from asset sales. However, there can be no assurance that these assets can be sold and, consequently, such plans do not mitigate sufficiently the risks and uncertainties disclosed above. We have therefore concluded there is substantial doubt about our ability to continue as a going concern through the next 12 months following the submission of this Annual Report on Form 1-K (see Note 1. Business and Organization - Going Concern” to our accompanying consolidated financial statements for more discussion). If we are unable to raise additional capital through asset sales, such failure would have a significant negative impact on our financial condition. We have reduced our projected cash requirements through reduction of our expenses, including our New Advisor’s waiver of its management fees, and by suspending distributions after the March 2020 distribution that was paid in April 2020. Management is taking all possible actions to remediate the current liquidity challenges which we face.
The following table summarizes our cash flow activity for the years ended December 31, 2019 and 2018:

	2019	2018
Net cash provided by (used in) operating activities	$284,078	$(9,619)
Net cash used in investing activities	$(14,888,405)	$(6,176,318)
Net cash provided by financing activities	$13,958,197	$7,057,199
Cash Flows from Operating Activities
During the years ended December 31, 2019 and 2018, net cash provided by (used in) operating activities was $284,078 and $(9,619), respectively.
The cash provided by operating activities during the year ended December 31, 2019 primarily reflects adjustments to our net loss of $1,090,238 for distributions from investments in unconsolidated entities of $338,526 and for non-cash charges incurred of $723,560 primarily related to depreciation and amortization, stock compensation expense and amortization of deferred financing costs, partially offset by deferred rents, and net changes in working capital of $312,230 resulting from increases in accounts payable, accrued and other liabilities and due to affiliates, net, offset in part by increases in tenant receivables and prepaid and other assets.
The cash used in operating activities during the year ended December 31, 2018 primarily reflects our net loss of $660,102, largely offset by the distributions of $226,798 from investments in unconsolidated entities, the non-cash charges incurred of $359,068 related to our non-cash loss from investments in unconsolidated entities, stock compensation expense and amortization of deferred financing costs, and net changes in working capital of $64,617 resulting from increases in accounts payable, accrued and other liabilities and due to affiliates, net, offset in part by the increase in prepaid and other assets.
We expect that our cash flows from operating activities will be negative over the next 12 months, or possibly beyond 12 months, as a result of the COVID-19 pandemic which became pronounced during the first quarter of 2020, the magnitude and duration of which continue to evolve globally and in the United States.
Cash Flows from Investing Activities
Net cash used in investing activities was $14,888,405 for the year ended December 31, 2019 and consisted of the following:

•	$14,258,664 for the acquisition of two operating properties;

•	$132,000 for an investment in an unconsolidated entity;

•	$429,454 for the payment of acquisition fees to our former advisor; and

•	$68,287 for an intangible asset addition.

Net cash used in investing activities was $6,176,318 for the year ended December 31, 2018 and consisted of the following:

•	$5,781,667 for the investments in unconsolidated entities, including $6,667 of capitalized legal fees incurred for the investment; and

•	$394,651 for the payment of acquisition fees to our former advisor.
Cash Flows from Financing Activities
Net cash provided by financing activities was $13,958,197 for the year ended December 31, 2019 and consisted primarily of the following:

•	$6,187,500 of proceeds from mortgage note payable, partially offset by principal payments of $49,569;

•	$5,470,000 of proceeds from our line of credit, partially offset by line of credit payments of $1,273,639;

•	$189,565 in deferred financing costs paid for our mortgage note payable and line of credit;

•	$5,425,920 of proceeds from issuance of common stock and investors deposits, partially offset by payments of offering costs of $242,742;

•	$6,565 for refunds of investor deposits;

•	$1,084,802 for repurchases of common stock; and

•	$278,341 of cash distributions paid to common stockholders.
Net cash provided by financing activities was $7,057,199 for the year ended December 31, 2018 and consisted primarily of the following:

•	$7,489,372 of proceeds from issuance of common stock and investors deposits, partially offset by payments of offering costs of $225,053;

•	$6,000,000 of proceeds from our line of credit, offset in full by principal payments aggregating $6,000,000;

•	$21,500 in deferred financing costs paid for our line of credit;

•	$14,731 for refunds of investor deposits;

•	$136,228 for repurchases of common stock; and

•	$34,661 of cash distributions paid to common stockholders.
Organization and Offering Costs
Effective October 28, 2019, we, our former advisor and our former sponsor mutually agreed to terminate the former advisory agreement we entered into in November 2017 and we became self-managed. We were self-managed when we recommenced our Regulation A, Tier 2 Offering following SEC authorization of an amendment to our Offering Statement on Form 1-A which, among other things, changed our plan of distribution to utilize a registered broker-dealer in the Offering of our common stock.
We temporarily suspended the Offering, effective as of the close of business on September 18, 2019, following the announcement that our former sponsor had entered into a contribution agreement (the “Contribution Agreement”) with NNN REIT, during which time our continued relationship with the former advisor and the former sponsor were assessed. Pursuant to the Contribution Agreement, NNN REIT became self-managed through the acquisition of all of our former sponsor’s assets and established a REIT management subsidiary (the "Self-Management Transaction"). The Self-Management Transaction was completed on December 31, 2019. We subsequently entered into a new advisory agreement with a wholly-owned subsidiary of NNN REIT on January 31, 2020 (see "Note 8. Subsequent Events" to our consolidated financial statements).
Our organizational and offering costs were paid by our former sponsor on our behalf through October 28, 2019. Offering costs included all expenses incurred in connection with the Offering, including investor relations payroll expenses. Other organizational and offering costs included all expenses incurred in connection with our formation, including, but not limited to legal fees, federal and state filing fees, and other costs to incorporate. During the Offering, we were obligated to reimburse our former sponsor for organizational and offering costs related to the Offering paid by our former sponsor on our behalf provided such reimbursement did not exceed 3% of gross offering proceeds raised in the Offering as of the date of the reimbursement.

As of October 28, 2019, we had not incurred any organization and offering costs related to the Offering as all such costs had been funded by our former sponsor. As a result, these organization and offering costs related to the Offering were not recorded in our consolidated financial statements as of October 28, 2019, other than to the extent of 3% of the gross offering proceeds. Through October 28, 2019, our former sponsor had incurred organization and offering expenses on our behalf in excess of 3.0% in connection with our Offering. Through October 28, 2019, we had recorded and reimbursed $399,241 of organizational and offering costs to our former sponsor or affiliates. During the period from October 29, 2019 to December 31, 2019, we incurred offering costs of $69,269 including costs paid to third-party providers.
Distributions
While we are under no obligation to do so, we have in the past declared and paid distributions to our stockholders monthly in arrears; however, our board of directors did not declare distributions after March 2020 (distributions declared in March 2020 were paid in April 2020) due to the impacts of the COVID-19 pandemic. During the Offerings and from time-to-time during our operational stage, we did not pay distributions solely from our cash flow from operating activities, in which case distributions were paid in whole or in part from the deferral of fees otherwise due to our former advisor.
On May 19, 2018, we declared our first distribution to stockholders of record as of the close of business on each day of the period commencing on April 23, 2018 and ending on April 30, 2018. Since then, we declared monthly distributions for stockholders of record as of the close of business for each day from May 1, 2018 through December 31, 2019. The distributions were payable to stockholders of record as of the close of business on each day of the distribution period. Since cash flows from operating activities have not been sufficient to cover distributions during our offering stage, our former advisor agreed to defer asset management fees of $155,447 and $86,853 for the years ended December 31, 2019 and 2018, net of $51,816 and $28,779 asset management fees waived, respectively, to fund distributions and operating activities.
Effective on the close of business on September 18, 2019, our DRP was temporarily suspended and during the suspension period all distributions were paid to our stockholders in cash. Our DRP remained suspended through December 25, 2019 and on December 26, 2019, our board of directors approved the reinstatement of our DRP. On March 30, 2020, we again temporarily suspended our DRP, as well as all future distributions (see "Note 8. Subsequent Events" to our consolidated financial statements). Any future cash distributions will be subject to successfully selling assets in excess of amounts due on our outstanding indebtedness.
Distributions declared, distributions paid and cash flow provided by (used in) operations were as follows for the year ended December 31, 2019 and for the period April 23, 2018 to December 31, 2018:

					Cash Flows
					Provided by
		Distributions			(Used in)
	Distributions	Declared	Cash Distributions Paid(c)(d)		Operating
Period	Declared	Per Share	Cash	Reinvested	Activities
January 1 to June 30, 2019	$279,006	$0.1500	$102,221	$164,569	$116,592
July 1 to December 31, 2019 (a)	359,106	0.1500	176,120	170,142	167,486
2019 Total (a)	$638,112	$0.3000	$278,341	$334,711	$284,078

April 23 to June 30, 2018	$7,272	$0.0567	$1,902	$5,370	$(63,990)
July 1 to December 31, 2018 (b)	173,868	0.1500	32,759	105,317	54,371
2018 Total (b)	$181,140	$0.2067	$34,661	$110,687	$(9,619)

(a)
Additional accrued distributions payable amounted to $25,060 as of December 31, 2019. The source of our distribution payments was our former advisor’s deferral of $155,447 of asset management fees, along with distributions received from our investments in unconsolidated entities totaling $338,526 for the year ended December 31, 2019.

(b)
Distributions declared includes $35,767 of distributions for January 2019 which were declared on December 31, 2018. Total accrued distributions payable amounted to $35,792 as of December 31, 2018. The source of our distribution payments was our former advisor’s deferral of asset management and acquisition fees, along with distributions received from our investments in unconsolidated entities totaling $226,798 for the period May 1, 2018 to December 31, 2018.

(c)
Distributions are paid on a monthly basis. In general, distributions for record dates as of the end of a given month were paid on or about the 21st of the following month through November 2019 and on or about the 25th of the following month thereafter.

(d)	See details of distributions declared in the chart below.

The following distributions were paid in cash or reinvested through our DRP subsequent to December 31, 2019:

	Declaration	Distributions	Distributions
Distribution Period	Date	Date	Paid
December 1-31, 2019	November 22, 2019	January 27, 2020	$60,752
January 1-31, 2020	December 26, 2019	February 25, 2020	61,356
February 1-29, 2020	January 29, 2020	March 25, 2020	60,728
March 1-31, 2020	February 27, 2020	April 27, 2020	61,623
Total			$244,459
The following chart details the distributions that we have declared since we commenced operations:

	Rate Per	Declaration	Payment	Annualized
Distribution Period	Share Per Day	Date	Date (1)	Yield (2)
2020:
January 1-31, 2020	$0.00081967	December 26, 2019	February 25, 2020	6.0%
February 1-29, 2020	$0.00081967	January 29, 2020	March 25, 2020 (3)	6.0%
March 1-31, 2020	$0.00081967	February 27, 2020	April 27, 2020 (3)	6.0%
2019:
January 1-31, 2019	$0.00080645	December 21, 2018	February 21, 2019	6.0%
February 1-28, 2019	$0.00089286	January 31, 2019	March 21, 2019	6.0%
March 1-31, 2019	$0.00080645	February 27, 2019	April 16, 2019	6.0%
April 1-30, 2019	$0.00082190	March 28, 2019	May 21, 2019	6.0%
May 1-31, 2019	$0.00082190	March 28, 2019	June 21, 2019	6.0%
June 1-30, 2019	$0.00082190	March 28, 2019	July 22, 2019	6.0%
July 1-31, 2019	$0.00081522	June 25, 2019	August 21, 2019	6.0%
August 1-31, 2019	$0.00081522	June 25, 2019	September 23, 2019	6.0%
September 1-30, 2019	$0.00081522	June 25, 2019	October 21, 2019	6.0%
October 1-31, 2019	$0.00080645	September 25, 2019	November 21, 2019	6.0%
November 1-30, 2019	$0.00083333	October 25, 2019	December 26, 2019	6.0%
December 1-31, 2019	$0.00080645	November 22, 2019	January 27, 2020	6.0%
2018:
April 23-30 2018	$0.00083333	May 19, 2018	May 21, 2018	6.0%
May 1-31, 2018	$0.00080645	May 31, 2018	June 21, 2018	6.0%
June 1-30, 2018	$0.00083333	May 31, 2018	July 23, 2018	6.0%
July 1-31, 2018	$0.00080645	June 28, 2018	August 21, 2018	6.0%
August 1-31, 2018	$0.00080645	July 30, 2018	September 21, 2018	6.0%
September 1-30, 2018	$0.00083333	September 4, 2018	October 22, 2018	6.0%
October 1-31, 2018	$0.00080645	September 25, 2018	November 26, 2018	6.0%
November 1-30, 2018	$0.00083333	October 29, 2018	December 21, 2018	6.0%
December 1-31, 2018	$0.00080645	November 29, 2018	January 27, 2019	6.0%

(1)	On March 30, 2020, we announced the suspension of distribution declarations. In addition, we temporarily suspended our DRP (see "Note 8. Subsequent Events" to our consolidated financial statements).

(2)
Distributions have been paid on a monthly basis. In general, through November 2019, distributions for record dates as of the end of a given month were paid on or about the 21st day of the following month or the next business day if the 21st day fell on a holiday or a weekend, and thereafter, distributions for record dates as of the end of a given month were paid on or about the 25th day of the following month or the next business day if the 25th day fell on a holiday or a weekend.

(3)
Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $5.00 per share purchase price. Each annualized basis return assumed that the board of directors would declare distributions in the future which are similar to the distributions for each period presented. However, in March 2020, the board of directors suspended distributions due to the impacts of the COVID-19 pandemic on our operations and financial condition.

Share Repurchase Program
We have adopted a SRP in order to provide our stockholders with some liquidity that may enable them to sell their shares of common stock to us in limited circumstances. The board of directors may, in its sole discretion, amend, suspend, or terminate the SRP at any time without stockholder approval upon 10 days’ notice thereof. We may amend, suspend or terminate the SRP (i) to protect our operations and our remaining stockholders, (ii) to prevent an undue burden on our liquidity, (iii) to preserve our status as a REIT, (iv) following any material decrease in our NAV, or (v) for any other reason.
For the period from October 30, 2017 (inception) through December 31, 2019, we repurchased 251,088 shares of our common stock for $1,255,440. A valid repurchase request is one that complies with the applicable requirements and guidelines of our current SRP.
Effective on the close of business on September 18, 2019, our SRP was temporarily suspended and during the suspension period all distributions were paid to our stockholders in cash. Our SRP remained suspended through December 25, 2019 and on December 26, 2019, our board of directors approved the reinstatement of our SRP. On March 30, 2020, we announced the temporary suspension of the SRP and, on May 22, 2020, our board of directors determined not to reinstate the SRP given the significant decrease in the estimated NAV per share from the prior selling price of $5.00 per share in the Follow-on Offering and due to the impacts of the COVID-19 pandemic on our operations and financial condition (see "Note 8. Subsequent Events" to our consolidated financial statements).
Off-Balance Sheet Arrangements
As of December 31, 2019, we had no off-balance sheet arrangements.
Related Party Arrangements
For further information regarding related party arrangements (see "Note 6. Related Party Transactions" to our consolidated financial statements).
Market Outlook and Trends
Due to the current COVID-19 pandemic in the United States and globally, our tenants and operating partners, property locations and the economy as a whole are severely impacted. The magnitude and duration of the COVID-19 pandemic and its impact on our tenants, our cash flows and our future results of operations is significant and will largely depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the pandemic, the success of actions taken to contain or treat COVID-19, and reactions by consumers, companies, governmental entities and capital markets. In February 2020, the U.S. economy entered into a recession, the severity of which is unpredictable but expected to be significant. The prolonged duration and impact of the COVID-19 pandemic could continue to materially disrupt our business operations and impact our financial performance.
Even before the COVID-19 pandemic, uncertainty regarding the economic and political environment had made businesses reluctant to make long-term commitments or changes in their business plans. The COVID-19 pandemic has resulted in significant disruptions in financial markets, business shutdowns and uncertainty about how the U.S. and global economy will perform over the next several months and perhaps the years to come. The ongoing trade war between the U.S. and China has also increased the level of uncertainty and resulted in reductions in business investments.
Possible future declines in rental rates and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to attract new tenants, or rent abatements for tenants severely impacted by the COVID-19 pandemic, have resulted and may further result in decreases in cash flows from investment properties. Ongoing declines in economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio, which have had the following negative effects on us: the values of our investments in commercial properties have decreased below the amounts paid for such investments; and/or revenues from our properties have decreased due to fewer tenants and/or lower rental rates, making it more difficult for us to make distributions or meet our debt service obligations.

Uncertainties in the capital markets may cause difficulty in refinancing debt obligations prior to maturity at terms as favorable as the terms of existing indebtedness. Market conditions have changed quickly, negatively impacting the value of real estate investments. Management regularly reviews our investment and debt financing strategies to optimize our portfolio and the cost of our debt exposure.
We may have difficulty refinancing some of our debt obligations prior to or at maturity, or we may not be able to refinance these obligations at terms as favorable as the terms of our initial indebtedness and we also may be unable to obtain additional debt financing on attractive terms or at all. If we are not able to refinance our existing indebtedness on attractive terms at the various maturity dates, we may be forced to dispose of some of our assets. Market conditions have changed quickly, and such changes have negatively impacted the value of our assets.
The debt market remains sensitive to the macro environment, such as impacts of the COVID-19 pandemic, Federal Reserve policy, market sentiment or regulatory factors affecting the banking and commercial mortgage-backed securities industries. Economic and financial market conditions have deteriorated rapidly during the last three months as a result of the COVID-19 pandemic and we may experience more stringent lending criteria, which may affect our ability to refinance any debt at maturity. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable.
Critical Accounting Policies
The preparation of financial statements in accordance with GAAP requires management to use judgement in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our New Advisor and its affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.
For further information regarding critical accounting policies, see "Note 2. Summary of Significant Accounting Policies" to our consolidated financial statements.
ITEM 3. DIRECTORS AND OFFICERS
We have provided below certain information about our directors and officers.

Name (1)(2)	Age (3)	Positions
William R. Broms	41	Chief Executive Officer and President
Raymond J. Pacini	64	Executive Vice President, Chief Financial Officer, Secretary and Treasurer (4)
Sandra G. Sciutto	60	Senior Vice President and Chief Accounting Officer (4)
Raymond E. Wirta	76	Chairman of the Board and Director
Aaron S. Halfacre	47	Director (5)
Jeffrey Cyr	60	Independent Director (6)
Caroline B. Harkins	64	Independent Director (6)
Vipe Desai	52	Independent Director (6)(7)

(1)	The address of each executive officer and director listed is 120 Newport Center Drive, Newport Beach, California 92660.

(2)
Mr. Jeffrey Randolph resigned as member of the board of directors and chair of the conflicts committee of our board of directors on January 29, 2020. Mr. Randolph continues to serve on the board of directors of NNN REIT.

(3)	As of June 1, 2020.

(4)
Mr. Pacini resigned from his positions as our executive vice president, chief financial officer and treasurer on October 29, 2019 and was reappointed to those officer positions and appointed as our secretary on February 3, 2020, and Ms. Sciutto resigned from her positions as our senior vice president and chief accounting officer on October 29, 2019 and was reappointed to those officer positions on February 3, 2020.

(5)
Mr. Halfacre resigned as our chief executive officer, president and co-secretary on October 28, 2019 as a result of the termination of our advisory agreement with our former advisor and our former sponsor. Mr. Halfacre is an officer of our former advisor and former sponsor and the chief executive officer of NNN REIT, the parent company of our New Advisor.

(6)	Member of the conflicts committee of our board of directors.

(7)	Mr. Desai was elected as an independent director on February 3, 2020 to fill the vacancy left by Mr. Randolph’s resignation.
Mr. William R. Broms. William Broms has served as our Chief Executive Officer and President since October 28, 2019. Mr. Broms served as Senior Managing Director - Acquisitions of BrixInvest, LLC, our former sponsor and the sponsor of Rich Uncles Real Estate Investment Trust I ("REIT I") and NNN REIT, from March 5, 2018 to October 25, 2019, where he provided leadership in acquisitions, finance, strategy, underwriting, and asset management. From February 2014 until March 2018, Mr. Broms founded and led Realty Dividend, LLC, an investment firm that developed net-lease assets and invested in single and multi-family properties. From August 2010 to February 2014, Mr. Broms served as Senior Director of Acquisitions at Cole Real Estate Investments, Inc., a publicly traded REIT acquiring net-lease real estate investments, where he directed the investment of sale-leaseback capital for leveraged buyouts and recapitalizations to corporations and private equity sponsors. From February 2007 to August 2010, Mr. Broms served as Director of Acquisitions at Realty Income Corporation, a S&P 500 publicly traded net-lease REIT. Prior to February 2007, Mr. Broms served in various roles that included corporate finance, mineral acquisitions, and construction. Mr. Broms holds a Bachelor of Science in Finance from the Geis College of Business at the University of Illinois and an MBA from Regis University in Denver, Colorado.
Mr. Raymond J. Pacini. Raymond Pacini has served as our Executive Vice President, Chief Financial Officer, Secretary and Treasurer since February 3, 2020, and he previously served as our Executive Vice President, Chief Financial Officer and Treasurer from April 2018 to October 28, 2019. He also served as one of our independent directors from November 2017 until April 2018. Mr. Pacini has served as the Executive Vice President, Chief Financial Officer and Treasurer of NNN REIT since April 2018 and as the Secretary of NNN REIT since September 2019. From April 2018 through December 2019, he also served as the Executive Vice President, Chief Financial Officer and Treasurer of REIT I and our former sponsor and former advisor. From June 2013 to April 2018, Mr. Pacini served as the Chief Financial Officer of Northbound Treatment Services, a privately held company which treats drug and alcohol addictions. From 1998 to 2011, Mr. Pacini served as President, Chief Executive Officer and a Director of California Coastal Communities, Inc. (“CALC”), a residential land development and homebuilding company and was the Chief Financial Officer of CALC’s predecessors (Koll Real Estate Group, Inc., The Bolsa Chica Company and Henley Properties, Inc.) from 1992 to 1998. On October 27, 2009, CALC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the Central District of California. On March 1, 2011, CALC emerged from bankruptcy and became a privately held company. Mr. Pacini has seven years of experience as a certified public accountant with the accounting firm of Coopers & Lybrand (now known as PricewaterhouseCoopers LLP). Mr. Pacini has been a National Association of Corporate Directors (NACD) Board Leadership Fellow since 2014. Mr. Pacini also served as an independent director, audit committee chair and the financial expert for Cadiz Inc. (NASDAQ: CDZI), a land and water resource development public company, from June 2005 to July 2019. Mr. Pacini received his B.A. in Political Science from Colgate University in 1977 and his M.B.A. from Cornell University in 1979.
Ms. Sandra G. Sciutto. Sandra Sciutto is our Senior Vice President and Chief Accounting Officer and she previously served in that capacity until October 28, 2019. She was reappointed to the same position on February 3, 2020. She also served as one of our independent directors from April 2018 until July 2018. Ms. Sciutto has also served as the Senior Vice President and Chief Accounting Officer of NNN REIT since July 2018, and from July 2018 until December 2019, she served in those capacities for REIT I. From October 2016 to June 2018, Ms. Sciutto served as Chief Financial Officer for Professional Real Estate Services Inc., a privately held, full-service commercial real estate investment and operating company based in Orange County, California. From November 2012 to April 2016, Ms. Sciutto served as Chief Financial Officer and Investment Committee Member for Shopoff Realty Investments, L.P., a real estate developer and real estate fund sponsor. From 1998 to 2012, Ms. Sciutto served as Chief Financial Officer of CALC. From 1993 until 1998, Ms. Sciutto was the Controller of CALC and its predecessor companies Koll Real Estate Group, Inc. and The Bolsa Chica Company. On October 27, 2009, CALC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the Central District of California. On March 1, 2011, CALC emerged from bankruptcy and became a privately held company. Ms. Sciutto also has five years of experience as a certified public accountant with the accounting firm of KPMG LLP. Ms. Sciutto received her B.S. in Business Administration with a concentration in Accounting from Cal Poly State University, San Luis Obispo in 1982. She also holds an inactive CPA license in the state of California.

Mr. Raymond E. Wirta. Raymond Wirta has served as our Chairman of the Board since November 2017. Mr. Wirta is a founder of our former sponsor and, together with Mr. Halfacre, owns a controlling interest in our former sponsor and former advisor. Mr. Wirta has also served as the Chairman of the Board of NNN REIT since March 2016 and served as Chairman of the board of trust managers of REIT I until its merger in December 2019. Mr. Wirta served as Chairman of the Board of CBRE Group (NYSE: CBRE), a global real estate services firm, from 2014 to 2018, Vice Chair of the board of directors of CBRE from 2013 to 2014, a director of CBRE since 2001 and served as the Chief Executive Officer of CBRE from 2001 to 2005 and Chief Executive Officer of its predecessor company, CBRE Services, from 1999 to 2001. Since 2009, he has served as Chief Executive Officer of The Koll Company, a West Coast-based real estate investment and development company. He previously served as Chief Executive Officer for Koll Management Services and The Bolsa Chica Company during time frames when both were publicly traded real estate companies. Based on these experiences, Mr. Wirta offers insights and perspective with respect to our real estate portfolio. From 2010 through March 2019, he served as a full time advisor to the Irvine Company and President from 2016 to 2019. The Irvine Company is a privately held California based real estate development company with ownership of 120 million square feet of apartments, office, retail and resorts primarily in California. Mr. Wirta holds a B.A. from California State University, Long Beach and an M.B.A from Golden State University. Our board of directors has concluded that Mr. Wirta is qualified to serve as Chairman of the Board by reason of his expertise with real estate-related investments.
Mr. Aaron S. Halfacre. Aaron Halfacre has served as a member of our board of directors since January 1, 2019. Mr. Halfacre also previously served as our Chief Executive Officer and President from January 1, 2019 until October 28, 2019. Since January 1, 2019, he has also served as the Chief Executive Officer, President and a director of NNN REIT. From January 1, 2019 through December 31, 2019, Mr. Halfacre also served as Chief Executive Officer and a Manager of our former sponsor and former advisor, where he previously served as President from August 2018 through December 2019. From January 1, 2019 until its merger in December 2019, Mr. Halfacre served as the Chief Executive Officer, President and a Director of REIT I. From January 2018 to July 2018, Mr. Halfacre served as President of Realty Mogul, Co., a real estate crowdfunding platform, and its affiliates, MogulREIT I, LLC, a non-traded public real estate investment trust that invests in and manages a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets, and MogulREIT II, LLC, a non-traded public real estate investment trust that owns and manages a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. Since April 2016, Mr. Halfacre has served as a Co-Founder of Persistent Properties, LLC which manages a multi-family portfolio focused on workforce housing. From July 2014 to March 2016, Mr. Halfacre served as President and Chief Investment Officer of Campus Crest Communities, Inc., a publicly-traded real estate investment trust focusing on the ownership, development, building and management of student housing properties throughout the United States. From October 2012 to May 2014, Mr. Halfacre served as Senior Vice President and Head of Strategic Relations at Cole Real Estate Investments, Inc., a publicly traded REIT focused on net lease real estate investments, where he oversaw all investor and strategic capital relationships. From November 2005 to December 2010, Mr. Halfacre served as the Chief of Staff and Head of Product Development of the real estate group at BlackRock, a global investment management corporation. From June 2004 to November 2005, Mr. Halfacre served as Director of Investor Relations for Green Street Advisors, a premier independent research and advisory firm concentrating on the commercial real estate industry in North America and Europe. Mr. Halfacre holds both Chartered Financial Analyst® and Chartered Alternative Investment Analyst® designations and received a Master of Business Administration from Rice University. Our board directors has concluded that Mr. Halfacre is qualified to serve as one of our directors by reason of his extensive industry and leadership experience.
Mr. Jeffrey Cyr. Jeffrey Cyr has served as an independent director since November 2017. Mr. Cyr has spent the majority of his career in the commercial real estate industry. From 1988 to 2008, he served as Vice President, Partner with the world’s leading commercial brokerage company, CB Richard Ellis, and from 2009 to present he served as an independent advisor, broker and manager to some of the nation’s largest and most respected landlords and to Fortune 500 owner/users. Mr. Cyr is highly regarded for his strategic solutions, experience and execution expertise with direct involvement to more than 1,000 lease and sale transactions as broker and principal with value in excess of $1 billion over his 29 year real estate career. He has extensive acquisition, disposition, leasing, marketing and underwriting experience that can assist, guide and fiduciary troubleshoot for REIT stakeholders. A 1985 San Diego State University (SDSU) Finance graduate, Mr. Cyr is a guest lecturer to SDSU business school students and an active SDSU business school mentor. He has been a local charitable real estate advisor and board member to Southern California charities including the Lakewood YMCA and Greater Long Beach YMCA - Camp Oakes benefiting local and regional children and their families. Our board of directors has concluded that Mr. Cyr is qualified to serve as an independent director by reason of his expertise with real estate-related investments.

Ms. Caroline B. Harkins. Caroline Harkins has served as an independent director since July 2018. Since 2014, Ms. Harkins has served as the Southern California Region Director for Bridge Bank, a division of Western Alliance Bank. From 2012 to 2013, Ms. Harkins served as First Vice President & Business Center Manager of Community Bank. From 2010 to 2012 she served as the Executive Vice President & Orange County Regional President of Beach Business Bank. From 2005 to 2010, Ms. Harkins served as Senior Vice President & Southern California Market President of First Financial Bank, which was the successor to Irwin Union Bank. From 1993 to 2005, Ms. Harkins served as Senior Vice President & Group Manager, Western Division of Comerica Bank, which was the successor by merger to Imperial Bank. Ms. Harkins also serves on the Executive Board of Directors for Junior Achievement – Orange County and the Association for Corporate Growth and on the Investment Advisory Board for CalOPTIMA. Ms. Harkins received her B.A. in Economics and History from Colgate University in 1977. Our board of directors has concluded that Ms. Harkins is qualified to serve as an independent director by reason of her extensive experience in banking and finance.
Mr. Vipe Desai. Vipe Desai has served as an independent director since February 2020 and was appointed chairman of the conflicts committee of the board of directors and the board of directors' audit representative in March 2020. Mr. Desai has extensive knowledge and understanding of marketing and branding. Mr. Desai has spent the majority of his professional career in the action sports industries. From 1993 to 1998, Mr. Desai owned and operated H2O Surf and Snowboard Shop in Orange County, CA. This professional experience exposed Mr. Desai to action sports industries and provided him with valuable knowledge regarding marketing and brand awareness vis-à-vis action sports enthusiasts and youth culture. In 2000, Mr. Desai founded Propaganda HQ (“PHQ”), a youth brand consulting agency which assists its clients in developing brand strategies, event production, social media marketing and digital marketing. PHQ’s clients included Red Bull, Monster Energy, DaimlerChrysler, Surfrider Foundation, Billabong, DaKine, Electric Eyewear, Nixon Watches, O’Neill, Reef, HBO, and Ball Park Franks. From 2009 to 2010, Mr. Desai also held senior marketing positions with Monster Energy and TransWorld Media. While at Monster Energy, Mr. Desai was responsible for sponsored athlete relations, events and brand partnerships worldwide. In 2011, Mr. Desai launched HDX Hydration Mix, an environmentally friendly sports drink mix. Mr. Desai is a current or past board member of various charitable organizations, including Ocean Champions, Lonely Whale, Skateistan, SIMA Humanitarian Fund, Rob Dyrdek Foundation, Surfrider Foundation, and Life Rolls On. Mr. Desai brings a unique perspective on the “branding” of our REIT’s investment products, including web site design, public relations and marketing. He is a graduate of Point Loma Nazarene University. Mr. Desai is a former independent director of NNN REIT and a former independent trust manager of REIT I, where he was also chairman of the audit committee and the special committee that reviewed the proposed merger of REIT I with NNN REIT and recommended approval of the merger to the shareholders of REIT I. Our board of directors has concluded that Mr. Desai is qualified to serve as a director by reason of his extensive business experience.
Compensation of Directors
During 2019, we paid our independent directors 1,000 shares of our common stock for attending each meeting of the board of directors and 200 shares of our common stock for attending each meeting of the conflicts committee of the board of directors. For 2020, we will pay our independent directors a quarterly cash retainer of $3,125 and a quarterly stock retainer of $6,250. Mr. Desai, the chairman of the conflicts committee of the board of directors and the board of directors' audit representative, will also be paid an additional quarterly stock retainer of $1,250. The shares to be issued to directors will be restricted securities issued in private transactions in reliance on an exemption from the registration requirements of the Securities Act under Section 4(a)(2) thereof, and we have not agreed to file a registration statement with respect to registration of the shares to the directors. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. If a director is also one of our officers, we do not pay any compensation for services rendered as a director.
The table below sets forth information regarding compensation in stock awards to our directors for the years ended December 31, 2019 and 2018:

	Years Ended December 31,
Name	2019 (1)	2018 (1)
Jeffrey Cyr	$15,000	$17,000
Caroline B. Harkins	20,000	12,000
Jeffrey Randolph (2)	26,000	21,000
Raymond J. Pacini (3)	—	5,000
Sandra G. Sciutto (3)	—	1,000
	$61,000	$56,000

(1)
The amounts represent the aggregate fair value of each annual equity award on its grant date, computed in accordance with Accounting Standards Codification Topic 718, Stock-based Compensation. We valued the stock awards as of the grant date of our common stock by multiplying the offering price per share of $5.00 on that date by the number of shares of stock awarded.

(2)
Mr. Jeffrey Randolph resigned as member of the board of directors and chair of the conflicts committee of our board of directors on January 29, 2020. Mr. Vipe Desai was elected as an independent director in February 2020 to fill the vacancy left by Mr. Randolph’s resignation; as Mr. Desai was not an independent director during the years ended December 31, 2019 and 2018, he is not included in the table above.

(3)	Represents shares of common stock awarded for service as an independent member of our board of directors before joining us as an officer.
Compensation of Executive Officers
Prior to the termination of our former advisory agreement with our former sponsor and former advisor effective October 28, 2019, we did not compensate our executive officers for services rendered to us, as our executive officers were employees of our former sponsor and former advisor.
In connection with the termination of our former advisory agreement with our former sponsor and former advisor effective October 28, 2019, we became self-managed and entered into direct employment arrangements with each of our employees, including William Broms, our Chief Executive Officer and President, and Matt Bodkin, our former Marketing and Communications Manager and interim Secretary. In connection with their respective employment by us, Mr. Broms received an annual base salary of $125,000 and Mr. Bodkin received an annual base salary of $80,000. From October 28, 2019 through December 31, 2019, the amount of base salary paid to Mr. Broms and Mr. Bodkin was $20,833 and $13,333, respectively.
On January 31, 2020, we entered into an advisory agreement with our New Advisor, effective February 3, 2020. Upon our entering into the New Advisory Agreement, effective February 3, 2020, our two employees became employees of our New Advisor. Pursuant to the New Advisory Agreement, all costs relating to our executive offices and any employees of our New Advisor will be paid by our New Advisor, including the real estate professionals employed by our New Advisor to manage our day-to-day affairs and our portfolio of real estate investments, all of whom will be subject to our board of directors’ supervision.
ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS
As of May 31, 2020, there is no person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock. The following table shows, as of May 31, 2020, the amount of our common stock beneficially owned (unless otherwise indicated) by (1) each of our directors and executive officers; and (2) all of our directors and executive officers as a group.

Name (1)	Shares of Common Stock (2)
William R. Broms	—
Raymond J. Pacini	1,000	*
Sandra G. Sciutto	223	*
Raymond E. Wirta	—
Aaron S. Halfacre	—
Jeffrey Cyr	6,730	*
Caroline B. Harkins	6,630	*
Vipe Desai (3)	—
All directors and executive officers as a group (8 persons)	14,583	*
*Less than 1% of the outstanding common stock (as applicable) and none of the shares are pledged as security.

(1)	The address of each named beneficial owner is 120 Newport Center Drive, Newport Beach, CA 92660.

(2)	Based on 2,433,214 shares of common stock outstanding on May 31, 2020.

(3)	Mr. Desai has been elected as an independent director to fill the vacancy left by Mr. Randolph’s resignation.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
See "Note 6. Related Party Transactions" to our consolidated financial statements for a discussion of our related party arrangements.
ITEM 6. OTHER INFORMATION
None.
ITEM 7. CONSOLIDATED FINANCIAL STATEMENTS
BRIX REIT, Inc.

Independent Auditor's Report
To the Board of Directors of
BRIX REIT, Inc.
Report on the Financial Statements
We have audited the accompanying consolidated financial statements of BRIX REIT, Inc., formerly known as Brix Student Housing REIT, Inc. and RW Holdings Student Housing REIT, Inc., and subsidiaries (collectively, the “Company”) which are comprised of the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended and the related notes to the consolidated financial statements (collectively, the financial statements).
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BRIX REIT, Inc. and subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and has experienced liquidity and capital resource difficulty as a result of the ongoing and evolving coronavirus (COVID-19) outbreak that raise substantial doubt about its ability to continue as a going concern. In addition, with respect to COVID-19, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets, including the Company’s business and investments. If repercussions of the outbreak are prolonged, they could have further adverse impact on the Company’s business and operations. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ SQUAR MILNER LLP
Squar Milner LLP

Irvine, California
June 12, 2020

BRIX REIT, Inc.
Consolidated Balance Sheets

	December 31,
	2019	2018
Assets

Real estate investments:
Land	$3,611,345	$—
Building and improvements	9,941,715	—
Tenant origination and absorption costs	1,131,098	—
Total investments in real estate property	14,684,158	—
Accumulated depreciation and amortization	(265,443)	—
Total investments in real estate property, net	14,418,715	—
Investments in unconsolidated entities, net	5,141,949	5,708,314
Total real estate investments, net	19,560,664	5,708,314
Cash and cash equivalents	226,132	872,262
Tenant receivables	6,660	—
Prepaid and other assets	24,733	5,554
Due from affiliates (Note 6)	—	51,698
Intangible assets	198,178	—
Total assets	$20,016,367	$6,637,828

Liabilities and Shareholders' Equity

Mortgage note payable, net	$5,996,419	$—
Unsecured credit facility, net	4,177,494	—
Accounts payable, accrued and other liabilities	379,219	70,808
Share repurchases payable	—	35,074
Due to affiliates (Note 6)	243,677	113,199
Total liabilities	10,796,809	219,081

Commitments and contingencies (Note 7)

Redeemable common stock	538,800	35,923

Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2019 and 2018, respectively	—	—
Common stock, $0.001 par value, 10,000,000 shares authorized, 2,444,631 and 1,503,390 shares issued and outstanding as of December 31, 2019 and 2018, respectively	2,445	1,503
Additional paid-in capital, net	11,247,905	7,222,563
Cumulative distributions and net loss	(2,569,592)	(841,242)
Total stockholders' equity	8,680,758	6,382,824
Total liabilities and stockholders' equity	$20,016,367	6,637,828
See accompanying notes to consolidated financial statements.

BRIX REIT, Inc.
Consolidated Statements of Operations

	For the Years Ended December 31,
	2019	2018
Rental income	$546,184	$—

Expenses:
Fees to affiliates (Note 6)	155,447	86,853
General and administrative	701,865	489,285
Depreciation and amortization	265,443	—
Interest expense	355,173	112,557
Property expense	15,478	—
Total expenses	1,493,406	688,695
Less: Expenses reimbursed by Former Sponsor (Note 6)	(196,460)	(295,190)
	1,296,946	393,505

Other expense (income), net:
Interest income	(6,067)	(240)
Loss from investments in unconsolidated entities	345,543	266,837
Other expense, net	339,476	266,597

Net loss	$(1,090,238)	$(660,102)

Net loss per share, basic and diluted	$(0.51)	$(1.09)

Weighted-average number of common shares outstanding, basic and diluted	2,129,156	607,031
See accompanying notes to consolidated financial statements.

BRIX REIT, Inc.
Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2019 and 2018

			Additional	Cumulative	Total
	Common Stock		Paid-in	Distributions	Stockholders'
	Shares	Amount	Capital	and Net Losses	Equity
Balance, December 31, 2017	200	$—	$1,000	$—	$1,000
Issuance of common stock	1,520,013	1,520	7,598,539	—	7,600,059
Stock compensation expense	11,200	11	55,989	—	56,000
Offering costs	—	—	(225,768)	—	(225,768)
Reclassification to redeemable common stock	—	—	(70,997)	—	(70,997)
Repurchases of common stock	(28,022)	(28)	(136,200)	—	(136,228)
Distributions declared	—	—	—	(181,140)	(181,140)
Net loss	—	—	—	(660,102)	(660,102)
Balance, December 31, 2018	1,503,391	$1,503	$7,222,563	$(841,242)	$6,382,824

Issuance of common stock	1,152,107	1,153	5,759,478	—	5,760,631
Stock compensation expense	12,200	12	60,988	—	61,000
Offering costs	—	—	(242,742)	—	(242,742)
Reclassification to redeemable common stock	—	—	(467,803)	—	(467,803)
Repurchases of common stock	(223,066)	(223)	(1,084,579)	—	(1,084,802)
Distributions declared	—	—	—	(638,112)	(638,112)
Net loss	—	—	—	(1,090,238)	(1,090,238)
Balance, December 31, 2019	2,444,632	$2,445	$11,247,905	$(2,569,592)	$8,680,758
See accompanying notes to consolidated financial statements.

BRIX REIT, Inc.
Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2019	2018
Cash Flows from Operating Activities:
Net loss	$(1,090,238)	$(660,102)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	265,443	—
Stock compensation expense	61,000	56,000
Amortization of deferred financing costs	34,740	15,946
Bad debt expense	—	20,285
Deferred rents	(1,422)	—
Loss from investments in unconsolidated entities	363,799	266,837
Distributions from investments in unconsolidated entities	338,526	226,798
Changes in operating assets and liabilities:
Increase in tenant receivables	(5,238)	—
Increase in prepaid and other assets	(24,733)	(20,285)
Increase in accounts payable, accrued and other liabilities	160,025	49,747
Increase in due to affiliates, net	182,176	35,155
Net cash provided by (used in) operating activities	284,078	(9,619)

Cash Flows from Investing Activities:
Acquisitions of real estate investment property	(14,258,664)	—
Investments in unconsolidated entities	(132,000)	(5,781,667)
Payment of acquisition fees to affiliates	(429,454)	(394,651)
Intangible assets	(68,287)	—
Net cash used in investing activities	(14,888,405)	(6,176,318)

Cash Flows from Financing Activities:
Proceeds from mortgage note payable	6,187,500	—
Repayments of mortgage note payable	(49,569)	—
Borrowings from unsecured credit facility	5,470,000	6,000,000
Repayments from unsecured credit facility	(1,273,639)	(6,000,000)
Payments of deferred financing costs	(189,565)	(21,500)
Proceeds from issuance of common stock	5,425,920	7,489,372
Payments of offering costs	(242,742)	(225,053)
Investors deposits	(6,565)	(14,731)
Repurchases of common stock	(1,084,802)	(136,228)
Distributions paid to common stockholders	(278,341)	(34,661)
Net cash provided by financing activities	13,958,197	7,057,199

Net (decrease) increase in cash and cash equivalents	(646,130)	871,262
Cash and cash equivalents, beginning of year	872,262	1,000

Cash and cash equivalents, end of year	$226,132	$872,262

Supplemental Disclosure of Cash Flow Information:
Interest paid	$130,021	$96,611

Supplemental Schedule of Noncash Investing and Financing Activities:
Reclassifications to redeemable common stock	$467,803	$70,997
Distributions paid to common stockholders through common stock issuance pursuant to the distribution reinvestment plan	$334,711	$110,687
(Decrease) increase in share repurchases payable	$(35,074)	$35,074
Accrued distributions	$25,060	$35,792
Unpaid intangible asset	$129,891	$—
Unpaid acquisition fee to affiliate	$—	$19,631
See accompanying notes to consolidated financial statements.

BRIX REIT, Inc.
Notes to Consolidated Financial Statements
Note 1. Business and Organization
BRIX REIT, Inc. (the “Company”) was incorporated on October 30, 2017 under the laws of the State of Maryland. The Company was incorporated under the name RW Holdings Student Housing REIT, Inc., but changed its name to Brix Student Housing REIT, Inc. on March 16, 2018 and again on December 13, 2018 to its present name, BRIX REIT, Inc. The Company elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes beginning with the taxable year ending December 31, 2018 and expects to operate in a manner that will allow it to continue to qualify as a REIT for U.S. federal income tax purposes.
The Company has the authority to issue 20,000,000 shares of stock, consisting of 10,000,000 shares of common stock, $0.001 par value per share and 10,000,000 shares of preferred stock, $0.001 par value per share. On November 11, 2017, the Company filed an offering circular on Form 1-A with the Securities and Exchange Commission (the “SEC”) pursuant to Regulation A under the Securities Act of 1933, as amended, also known as “Reg. A+” to qualify the offering of 10,000,000 shares of its common stock for a price equal to $5.00 per share (the “Offering” and together with the Follow-on Offering (as defined below), the “Offerings”). The Company obtained a notice of qualification from the SEC for the Offering on April 16, 2018 and commenced selling shares of its common stock on April 23, 2018.
On September 20, 2019, the Company filed a Current Report on Form 1-U with the SEC in which the Company announced that effective on the close of business on September 18, 2019, its board of directors temporarily suspended the Offering of its common stock and deferred any capital inflows until the Company arrived at a decision with regards to the retention of an external advisor. In addition, the Company announced that its distribution reinvestment plan (“DRP”) was temporarily suspended and that during the suspension period all future distributions would be paid to its stockholders in cash. Moreover, the Company's share repurchase program (the “SRP”) was temporarily suspended effective on October 19, 2019. The Company's DRP and SRP remained suspended through December 25, 2019 and, on December 26, 2019, the Company's board of directors approved the reinstatement of the DRP and the Follow-on Offering and SRP effective as of January 2, 2020, and then again suspended them again on March 30, 2020 as discussed below.
On December 23, 2019, the Company obtained a notice of qualification from the SEC for a follow-on offering pursuant to a new offering circular (the “Follow-on Offering”), which qualified the offer and sale of up to $36,682,800 in share value of common stock, including $2,200,000 in share value of common stock pursuant to the Company's DRP. The Company commenced selling its shares of common stock pursuant to the Follow-on Offering on January 2, 2020. The Company originally offered its shares of common stock directly to the public. As disclosed in the Company's Follow-on Offering, North Capital Private Securities Corporation (“North Capital”), a registered broker-dealer, serves as the dealer manager of the Follow-on Offering and will offer shares of the Company's common stock on a “best efforts” basis (see below for additional discussion).
Through December 31, 2019, the Company had sold 2,672,119 shares of common stock in the Offering, including 89,081 shares of common stock sold under its DRP, for aggregate offering proceeds of $13,360,595.
The Company has used the net proceeds from the Offerings primarily to invest, directly or indirectly through investments in non-affiliated entities, in properties and investments that meet the Company's acquisition criteria that include quality student housing properties, single-tenant income-producing retail and commercial properties such as quick service restaurants, convenience stores, fitness centers, and other investments near colleges and universities or in other locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities.

Net Asset Value and Suspension of the Company's Follow-on Offering, DRP and SRP
The novel coronavirus, or COVID-19, pandemic began having significant impacts in the United States in March 2020 as business closures and recommendations to stay at home became prevalent. Government mandated closures of colleges and universities, gyms and retail establishments, among others, has resulted in a significant impairment of the value of the Company's real estate investments and properties. The Company's primary student housing investment stopped issuing distributions in April 2020, and 24 Hour Fitness USA, Inc. ("24 Hour Fitness"), the tenant in the Company's Fort Worth, Texas property, has not paid rent since March 2020. The only rent payments the Company is receiving as of the filing date of this report are from its Manhattan, Kansas property leased to Starbucks Corporation ("Starbucks") and in May 2020, Starbucks informed the Company that it will be seeking reductions in rent given the impact of the COVID-19 pandemic on its business. Furthermore, the Company has negotiated a restructuring of the lease on the Company's Fort Worth property, including a substantial decrease in rent, in order to increase the likelihood of retaining 24 Hour Fitness as a tenant; however, press reports indicate that 24 Hour Fitness appears to be preparing to file for a bankruptcy reorganization, or an arranged sale, and the amended lease would have to be confirmed in the event of a bankruptcy proceeding.
On March 30, 2020, the Company announced the suspension of its Follow-on Offering, its DRP and its SRP until such time, if any, that the Company's board of directors determines to reinstate the Company's Follow-on Offering, DRP and SRP following the completion of a valuation of its real estate properties and investments. In order to evaluate the impact of the COVID-19 pandemic on the value of the Company's real estate properties and investments, the Company's board of directors engaged an independent third-party real estate advisory and consulting firm to perform an independent valuation of the Company's real estate assets for the purpose of assisting the Company's board of directors in determining the Company's estimated net asset value (“NAV”) per share.
On May 19, 2020, the Company's board of directors approved and established an estimated NAV per share of the Company's common stock of $0.32 (unaudited) which was announced on May 22, 2020 (see Current Report on Form 1-U filed with the SEC on May 22, 2020 for additional information on the Company's estimated NAV). The Company's board of directors determined not to reinstate the Follow-on Offering, DRP or SRP at that time, given the significant decrease in the estimated NAV per share from the prior selling price of $5.00 per share in the Follow-on Offering.
Share Repurchase Program - Amendment, Suspension or Termination of Program and Notice
The Company's board of directors may amend, suspend or terminate the SRP without stockholder approval upon 10 days’ notice, if the Company's board of directors believes such action is in the Company's and its stockholders’ best interests, or if it determines the funds otherwise available to fund the Company's SRP are needed for other purposes. The Company may provide notice by including such information (a) in a current report or in its annual or semi-annual reports, all publicly filed with the SEC, or (b) in a separate written notice to the stockholders. During the Company's primary offering stage, the Company would also include this information in an offering circular supplement or post-effective amendment to the offering statement, as required under federal securities laws.
Going Concern
Due to the significant impairment of the value of the Company's real estate investments and properties that resulted from the COVID-19 pandemic during the first quarter of 2020, which resulted in an estimated NAV per share of $0.32 (unaudited) compared with the $5.00 price per share in the Offerings, the Company is evaluating strategic alternatives including a potential reopening of the Follow-on Offering, which could be limited to existing investors, and/or a plan of liquidation that would be submitted to stockholders for approval in the coming months. In the meantime, the Company has engaged a broker to market its 31.6% interest in ACA Stadium View Student Housing DST, a Delaware statutory trust (“Stadium View”), to prospective investors. For purposes of compliance with the Investment Company Act of 1940, it is highly likely that the Company will need to sell this investment in a non-controlling interest before it can sell the 24 Hour Fitness and Starbucks properties.
Under Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014‑15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern ("ASU 2014‑15"), management has the responsibility to evaluate whether conditions and/or events raise substantial doubt about the Company’s ability to meet its future financial obligations as they become due within one year after the date that the consolidated financial statements are issued. This standard requires that management’s evaluation initially shall not take into consideration the potential mitigating effects of management’s plans that have not been fully implemented as of the date the financial statements are issued.

The Company concluded that the following conditions arising due to the outbreak of COVID-19, which spread throughout the United States during the first and second quarters of 2020, the magnitude and duration of which continue to evolve globally and in the United States, raised substantial doubt about the Company’s ability to meet its financial obligations as they become due.

•
The Company’s ability to meet its financial obligations as they come due has been severely impacted by the ongoing COVID-19 pandemic, including difficulties faced by (1) the Company's largest tenant, 24 Hour Fitness; and (2) its minority investments in student housing properties, the magnitude and duration of which are still developing.

•
The Company’s major source of financing has been its unsecured credit facility of $5,000,000, further discussed in Note 5, with an outstanding balance as of December 31, 2019 and May 31, 2020 of $4,196,361 and $4,999,861, respectively, and with a maturity date of October 15, 2020. The impacts of COVID-19 on the Company's tenants and investees have negatively impacted the Company’s ability to extend or replace the unsecured credit facility, and the Company may not be able to obtain a new unsecured credit facility or renew its existing credit facility at all.

•
The Company is still in a start-up phase following its inception of operations in April 2018 and has incurred operating losses since inception including a net loss of $1,090,238 in 2019, and has cumulative distributions and net losses of $2,569,592 as of December 31, 2019. The Company’s cash flows from operations since inception have primarily funded investor distributions, supported by deferral and/or waiver of fees to its Former Advisor (as defined below) and Former Sponsor (as defined below). Borrowings from the Company’s revolving unsecured credit facility and mortgage note payable, along with investor funds have been used to acquire properties and investments and fund common stock repurchases and offering costs.

•
The Company started generating rental income beginning with its acquisition of a 24 Hour Fitness property on June 11, 2019 which generated total rental income of $509,439 in 2019. However, the 24 Hour Fitness property has been closed since mid-March 2020 due to the COVID-19 pandemic and 24 Hour Fitness has not paid rent since March 2020. The Company negotiated a restructuring of the lease with 24 Hour Fitness for its Fort Worth property, including a substantial decrease in rent, in order to increase the likelihood that the lease will not be rejected in the event that 24 Hour Fitness seeks bankruptcy protection; however, the amended lease would have to be confirmed in any bankruptcy proceeding.

•
The Company received a three-month deferral of mortgage payments from the lender on the 24 Hour Fitness property; however, there can be no assurances that this three-month deferral will be sufficient and the Company has requested an additional two-month deferral to cover the period of free rent agreed to in the restructuring of the lease with 24 Hour Fitness.

•
The Company's Starbucks property is also negatively impacted due to government “stay-at-home” orders or “shelter in place” rules and other similar mandates restricting daily activities and normal business operations. Starbucks informed us in May 2020 that it will be seeking reductions in rent given the impact of the COVID-19 pandemic on its business.

•
The Company’s student housing property investments have also been required to close their sales offices during this pandemic, consequently causing disruption in leasing activities and rent collections. After this pandemic is over, some or all of the Company’s student housing properties may not be entirely re-leased, exposing the Company to increased leasing risk. The managers of the student housing properties also may not be able to re-lease the properties on similar terms, if the managers are able to re-lease the properties, or at all. The manager of the Company's largest student housing investment has informed the Company that it will not be able to provide distributions to the Company for this investment until at least September 2020 when it will re-evaluate its distributions based on leasing for the 2020/2021 academic year.

•
At December 31, 2019, the Company had $226,132 of cash and cash equivalents on hand. The Company has been able to defer certain mortgage payments on its 24 Hour Fitness property, but the Company anticipates that its ability to maintain sufficient capital resources including its revolving unsecured credit facility may be limited and therefore insufficient to meet its operational expenses for the 12 months following the filing of this Annual Report on Form 1-K.

The Company is required to evaluate whether its plans to mitigate the financial impacts above alleviate the substantial doubt about the Company’s ability to meet its obligations as they become due within one year after the date that the financial statements are issued. The Company is dependent upon generating additional funds from asset sales. Because the plans have not been finalized, the receipt of sales proceeds is not considered probable. For purposes of compliance with the Investment Company Act of 1940, it is highly likely that the Company will need to sell its investment in a non-controlling 31.6% interest in Stadium View before it can sell the 24 Hour Fitness and Starbucks properties. The Company has engaged a broker, on a best efforts basis, to explore the market demand for its interest in Stadium View to prospective investors. The Company is also considering reopening the Follow-on Offering to existing investors. However, proceeds from asset sales or the Follow-on Offering are not currently assured, and consequently do not sufficiently mitigate the risks and uncertainties disclosed above. The Company has therefore concluded there is substantial doubt about its ability to continue as a going concern through the next 12 months following the submission of this Annual Report on Form 1-K.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company's ability to continue to operate as a going concern.
Advisory Agreements
The Company was externally managed by Brix Student Housing Operator, LLC ("Former Advisor"), which was wholly-owned by BrixInvest, LLC (the "Former Sponsor"). The Company's Former Advisor managed the Company's portfolio of core real estate properties and real estate related assets and also provided asset-management and other administrative services on its behalf until October 28, 2019. The Company's Former Advisor was paid certain fees as set forth in the advisory agreement (the "Former Advisory Agreement") entered into in November 2017 (see Note 6).
On September 19, 2019, the Company's Former Sponsor announced that it had entered into a contribution agreement with RW Holdings NNN REIT, Inc. ("NNN REIT") whereby it would contribute substantially all of its assets, including the Company's Former Advisor and the Former Advisory Agreement the Company had entered into with its Former Advisor, to NNN REIT's operating partnership ("NNN OP"), in exchange for units of limited partnership interest in NNN OP. The Company's board of directors therefore chose to suspend the Company's Offering as it assessed its external advisor options.
Effective October 28, 2019, the Company, the Company's Former Advisor and the Company's Former Sponsor, mutually agreed to terminate the Former Advisory Agreement and the Company became temporarily self-managed. The Company was self-managed when the Company recommenced its Regulation A, Tier 2 public offering following SEC authorization of an amendment to the Company's Offering Statement on Form 1-A which, among other things, changed the Company's plan of distribution to utilize a registered broker-dealer in the Offering.
On January 31, 2020, the Company entered into an advisory agreement (the "New Advisory Agreement") with modiv Advisors, LLC (“New Advisor”), an indirect wholly-owned subsidiary of NNN REIT, effective as of February 3, 2020, pursuant to which substantially all of the Company's administrative functions and operations will be performed by the New Advisor. Consequently, effective February 3, 2020, the Company discontinued its interim period of internal self-management that commenced on October 28, 2019, as discussed above. Certain of the Company's directors and executive officers are also directors, managers and executive officers of the Company's New Advisor and its affiliates.
The New Advisory Agreement is on substantially the same terms as the Former Advisory Agreement except that: (i) the Company will no longer pay a 30% subordinated participation fee that was included in the Former Advisory Agreement; (ii) in the event that the New Advisor provides property management and leasing services, the Company will pay the New Advisor fees for such services; and (iii) the termination notice period was increased from 60 to 90 days.
The Company's New Advisor is subject to the supervision of the Company's board of directors and provides only services that are delegated to it. The conflicts committee of the board of directors will be responsible for reviewing the performance of the Company's New Advisor and determining that the compensation to be paid to it is reasonable in relation to the nature and quality of services performed and that the Company's investment objectives are being carried out. On May 6, 2020, NNN REIT and the New Advisor agreed to discontinue charging the Company asset management fees, and waived the $311,203 accrued balance for previous asset management fees, given the significant decline in the Company's financial condition that resulted from the COVID-19 pandemic.
The Company employed investor relations personnel on payroll, but the expenses were completely reimbursed to the Company by its Former Sponsor as part of the organizational and offering services it provided to the Company through October 28, 2019. The Company's Former Sponsor managed its organization and the Offering and provided marketing, administrative services and the funds for investor relations. The Company's Former Sponsor was entitled to reimbursement of such expenses, but reimbursement did not exceed an amount equal to 3% of gross offering proceeds. Certain of the Company's directors and executive officers were also former directors, managers and executive officers of the Company's Former Sponsor, the Company's Former Advisor and their affiliates.
The Company's investment objectives and policies may be amended or changed at any time by the Company's board of directors. The Company's board of directors may change or amend any and all such investment objectives, if it believes such changes are in the best interests of the Company's stockholders. The Company intends to notify its stockholders of any change to the Company's investment policies by disclosing such changes in a public filing such as an offering circular supplement, or through other filings with the SEC, as appropriate.

Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC. The consolidated financial statements include all the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.
The consolidated financial statements and accompanying notes are the representations of the Company’s management, which is responsible for their integrity and objectivity. In the opinion of the Company’s management, the consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The preparation of the condensed consolidated financial statements and accompanying notes thereto in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.
Revenue Recognition
Effective January 1, 2018, the Company adopted FASB ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”). The Company had no operations prior to January 1, 2018. Based on the Company’s evaluation of contracts within the scope of ASU No. 2014-09, revenue that is impacted by ASU No. 2014-09 included revenue generated by sales of real estate, other operating income and tenant reimbursements for substantial services earned at the Company’s properties. Such revenues are recognized when the services are provided and the performance obligations are satisfied. The Company’s adoption of ASU No. 2014-09 did not have a significant impact on its financial statements.
The Company adopted FASB ASU No. 2016-02, Leases (Topic 842) (“ASU No. 2016-02”), and the related FASB ASU Nos. 2018-10, 2018-11, 2018-20 and 2019-01 effective January 1, 2019, which provide practical expedients, technical corrections and improvements for certain aspects of ASU No. 2016-02, on a modified retrospective basis (collectively “Topic 842”). Topic 842 establishes a single comprehensive model for entities to use in accounting for leases and supersedes the existing leasing guidance. Topic 842 applies to all entities that enter into leases. Lessees are required to report assets and liabilities that arise from leases. Lessor accounting has largely remained unchanged; however, certain refinements were made to conform with revenue recognition guidance, specifically related to the allocation and recognition of contract consideration earned from lease and non-lease revenue components. Topic 842 impacts the Company's accounting for leases primarily as a lessor.
As a lessor, the Company's leases with tenants generally provide for the lease of real estate properties, as well as common area maintenance, property taxes and other recoverable costs. Under Topic 842, the lease of space is considered a lease component while the common area maintenance, property taxes and other recoverable costs billings are considered nonlease components, which fall under revenue recognition guidance in ASU No. 2014-09. However, upon adopting the guidance in Topic 842, the Company opted to apply the practical expedient provided by ASU No. 2018-11 to recognize the lease and non-lease components together as one single component. This determination was based on the consideration that (1) the timing and pattern of transfer of the nonlease components and associated lease component are the same, and (2) the lease component, if accounted for separately, would be classified as an operating lease. As the lease of properties is the predominant component of the Company's leasing arrangements, the Company accounted for all lease and nonlease components as one-single component under Topic 842. To reflect recognition as one lease component, rental income and tenant reimbursements and other lease related property income that meet the requirements of the practical expedient provided by ASU No. 2018-11 have been combined under rental income subsequent to the adoption of Topic 842 for the year ended December 31, 2019 in the Company's consolidated statements of operations. For the year ended December 31, 2019, tenant reimbursements included in rental income amounted to $12,806.
The Company recognizes rental income from tenants under operating leases on a straight-line basis over the noncancelable term of the lease when collectability of such amounts is reasonably assured. Recognition of rental income on a straight-line basis includes the effects of rental abatements, lease incentives and fixed and determinable increases in lease payments over the lease term. If the lease provides for tenant improvements, management of the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or by the Company.

When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that the tenant can take in the form of cash or a credit against its rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.
Tenant reimbursements of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the expenses are incurred and presented gross if the Company is the primary obligor and, with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk. In instances where the operating lease agreement has an early termination option, the termination penalty is based on a predetermined termination fee or based on the unamortized tenant improvements and leasing commissions.
The Company evaluates the collectability of rents and other receivables on a regular basis based on factors including, among others, payment history, credit rating, the asset type, and current economic conditions. If the Company’s evaluation of these factors indicates it may not recover the full value of the receivable, it will provide an allowance against the portion of the receivable that it estimates may not be recovered. This analysis requires the Company to determine whether there are factors indicating a receivable may not be fully collectible and to estimate the amount of the receivable that may not be collected.
Bad Debts and Allowances for Tenant and Deferred Rent Receivables
Upon the adoption of Topic 842 on January 1, 2019, the Company's determination of the adequacy of its allowances for tenant receivables includes a binary assessment of whether or not the amounts due under a tenant’s lease agreement are probable of collection. For such amounts that are deemed probable of collection, revenue continues to be recorded on a straight-line basis over the lease term. For such amounts that are deemed not probable of collection, revenue is recorded as the lesser of (i) the amount which would be recognized on a straight-line basis or (ii) cash that has been received from the tenant, with any tenant and deferred rent receivable balances charged as a direct write-off against rental income in the period of the change in the collectability determination. In addition, for tenant and deferred rent receivables deemed probable of collection, the Company also may record an allowance under other authoritative GAAP depending upon the Company's evaluation of the individual receivables, specific credit enhancements, current economic conditions, and other relevant factors. Such allowances are recorded as increases or decreases through rental income in the Company's consolidated statements of operations.
In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, the Company will record a bad debt allowance for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.
Advertising Costs
Advertising costs charged to expense are included in general and administrative expense in the accompanying consolidated statements of operations and amounted to $35,000 and $0 for the years ended December 31, 2019 and 2018, respectively.
Income Taxes
The Company elected to be taxed as a REIT for U.S. federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), beginning with its taxable year ended December 31, 2018. The Company expects to operate in a manner that will allow it to continue to qualify as a REIT for U.S. federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including meeting various tests regarding the nature of its assets and its income, the ownership of its outstanding stock and distribution of at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP).

As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying distributions to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to continue to qualify for treatment as a REIT. The Company has concluded that there are no significant uncertain tax positions requiring recognition in its consolidated financial statements. The Company has not been assessed interest or penalties by any major tax jurisdictions.
Other Comprehensive Loss
For the years ended December 31, 2019 and 2018, other comprehensive loss is the same as net loss.
Per Share Data
The Company reports a dual presentation of basic earnings per share (“Basic EPS”) and diluted earnings per share (“Diluted EPS”). Basic EPS excludes dilution and is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted EPS uses the treasury stock method or the if-converted method, where applicable, to compute for the potential dilution that would occur if dilutive securities or commitments to issue common stock were exercised. Diluted EPS is the same as Basic EPS for the years ended December 31, 2019 and 2018 as the Company had a net loss for both years. As of December 31, 2019 and 2018, there were no outstanding securities or commitments to issue common stock that would have a dilutive effect for the years then ended.
Fair Value Measurements and Disclosures
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy, which is based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value, is as follows:
Level 1: quoted prices in active markets for identical assets or liabilities;
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The fair value for certain financial instruments is derived using a combination of market quotes, pricing models, and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:
Cash and cash equivalents; tenant receivables; prepaid and other assets; accounts payable, accrued and other liabilities; share repurchase payable; due to affiliates and redeemable common stock: These balances approximate their fair values due to the short maturities of these items.
Unsecured credit facility: The fair value of the Company’s unsecured credit facility approximates its carrying value as the interest rates are variable and the balances approximate their fair values due to the short maturities of this facility.

Mortgage note payable: The fair value of the Company’s mortgage note payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.
Related party transactions: The Company has concluded that it is not practical to determine the estimated fair value of related party transactions. Disclosure rules for fair value measurements require that for financial instruments for which it is not practicable to estimate fair value, information pertinent to those instruments be disclosed. Further information as to these financial instruments from related parties is included in Note 6.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Cash and cash equivalents are stated at cost, which approximates fair value. The Company’s cash and cash equivalents balance may exceed federally insurable limits. The Company mitigates this risk by depositing funds with major financial institutions; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets.
Real Estate Investments
Real Estate Acquisition Valuation
The Company records acquisitions that meet the definition of a business as a business combination. If the acquisition does not meet the definition of a business, the Company records the acquisition as an asset acquisition. Under both methods, all assets acquired and liabilities assumed are measured based on their acquisition-date fair values. All real estate acquisitions during 2019 were treated as asset acquisitions. Transaction costs that are related to a business combination are charged to expense as incurred. Transaction costs that are related to an asset acquisition are capitalized as incurred. The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.
The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of above-market in-place leases plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining noncancelable terms of the respective lease, including any below-market renewal periods.
The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company generally includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.
The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining term of the respective lease.
Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. Therefore, the Company classifies these inputs as Level 3 inputs. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income (loss).

Depreciation and Amortization
Real estate costs related to the acquisition and improvement of properties are capitalized and depreciated or amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset and are expensed as incurred. Significant replacements and betterments are capitalized. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

•	Buildings	35-40 years
•	Site improvements	Shorter of 15 years or remaining lease term
•	Tenant improvements	Shorter of 15 years or remaining lease term
•	Tenant origination and absorption costs, and above-/below-market lease intangibles	Remaining lease term
Impairment of Real Estate and Related Intangible Assets
The Company regularly monitors events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. For the years ended December 31, 2019 and 2018, the Company did not record any impairment charges related to its real estate investments.
Although the COVID-19 pandemic and government mandated closures of colleges and universities, gyms and retail establishments resulted in a significant impairment of the value of the Company's real estate investments and properties during the first half of 2020, the accompanying consolidated financial statements do not reflect any impairment adjustments since COVID-19 was not declared a pandemic by the World Health Organization until March 11, 2020, resulting in a Type II subsequent event. This loss of value was recognized in the Company’s estimated NAV per share of $0.32 (unaudited) which was reported on May 22, 2020 as further discussed below and the Company expects to record impairment charges for the 24 Hour Fitness property and the investment in Stadium View in the Company's semi-annual financial statements for the six months ending June 30, 2020 and will evaluate the amount of such impairments to be reported in those financial statements.
Leasing Costs
Under Topic 842, initial direct costs for both lessees and lessors would include only those costs that are incremental to the arrangement and would not have been incurred if the lease had not been obtained. As such, the Company charges internal leasing costs and third-party legal leasing costs to expense as incurred. These expenses are included in legal leasing costs under general and administrative expenses, which amounted to $0 for the year ended December 31, 2019, in the Company's consolidated statements of operations.
Investments in Unconsolidated Entities
The Company accounts for investments that do not have a readily determinable fair value and over which the Company does not have the ability to exercise significant influence and has virtually no influence over operating and financial policies using the cost method of accounting. Under the cost method of accounting, distributions from the investments are recognized as distribution income when received to the extent they represent net accumulated earnings of the investee since the initial recognition of the investment. Distributions received in excess of net accumulated earnings are recognized as a reduction in the carrying amount of the investment as such distributions represent a return of investment. Cost method investments are evaluated on a quarterly basis to determine whether there are declines in fair value of the cost method investment which are determined to be other-than-temporary. Other-than-temporary declines in fair value are recognized as impairment charges through earnings.
The Company accounts for investments in entities over which it has the ability to exercise significant influence under the equity method of accounting. Under the equity method of accounting, an investment is initially recognized at cost and is subsequently adjusted to reflect the Company’s share of earnings or losses of the investee. The investment is also increased for additional amounts invested and decreased for any distributions received from the investee. Equity method investments are reviewed periodically for impairment whenever events or circumstances indicate that the carrying amount of the investment might not be recoverable. If an equity method investment is determined to be other-than-temporarily impaired, the investment is reduced to fair value and an impairment charge is recorded through earnings. See Note 4 for additional information.

Intangible Asset
Intangible asset consists of website development costs. The intangible asset is amortized over its estimated useful life of three years using the straight-line method. No residual value is estimated for intangible asset. The Company will evaluate long-lived assets (including intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net cash flow the asset is expected to generate.
Concentration of Risk
The Company currently maintains substantially all of its cash with a major financial institution. At times, the cash balances exceed the amount insured by the Federal Deposit Insurance Corporation; however, the Company believes it places cash balances with quality financial institutions, which limits its credit risk.
The Company’s current investments include a 24 Hour Fitness property located in Fort Worth, Texas and a Starbucks property located in Manhattan, Kansas. As of December 31, 2019, the Company’s net investment in the 24 Hour Fitness property, as further discussed in Note 3, was for $12,546,839, which represents approximately 62.7% of the Company’s total assets. In addition, the Company also has investments in student housing properties located in Iowa, Illinois, and in Austin and San Antonio, Texas. Accordingly, there is a geographic concentration of risk dependent on these local economies and related university systems. All of the Company’s investments in student housing properties, amounting to $5,141,949 as of December 31, 2019, are in the form of equity investments in related parties or affiliates of Arrimus Capital Advisor, LLC, a Delaware limited liability company (“Arrimus”), and accordingly there is a concentration of risk associated with the management of these investments. As of December 31, 2019, the Company’s net investment in Stadium View, as further discussed in Note 4 was for $4,722,739, which represents approximately 23.6% of the Company’s total assets.
Deferred Financing Costs
Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing and are presented in the consolidated balance sheets as a direct deduction from the carrying value of the associated debt liability. These costs are amortized to interest expense over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close. Unamortized deferred financing costs related to revolving credit facilities are reclassified as an asset in periods where there are no outstanding borrowings under the facility.
Related Party Transactions
The Company records all related party fees as incurred, subject to certain limitations described in the Company’s New Advisory Agreement (see Note 6).
Distributions
The Company elected to be treated as a REIT beginning with the taxable year ending December 31, 2018. In order to qualify as a REIT for federal income tax purposes, the Company must distribute at least 90% of its taxable income (excluding capital gains) to its stockholders and meet certain other requirements. The Company intends, although is not legally obligated, to continue to make regular monthly distributions to holders of its shares at least at the level required to maintain REIT status unless the results of operations, general financial condition, general economic conditions or other factors inhibit the Company from doing so. Distributions are authorized at the discretion of the Company’s board of directors, which is directed, in substantial part, by its obligation to cause the Company to comply with the REIT requirements of the Internal Revenue Code.
Declaration of Distributions
Subject to approval by the Company’s board of directors, the Company intends to make monthly distributions payable on the 21st day of the following month. Should the 21st day fall on a weekend, distributions are intended to be paid on the first business day thereafter. Effective with the December 2019 distribution, the board of directors amended the monthly distribution date from the 21st day of the following month to the 25th day of the following month or the next business day. As discussed in detail in Note 8, on March 30, 2020, the Company announced a delay in distribution declarations until such time that the Company can properly measure the economic impact the COVID-19 pandemic has had on its portfolio's financial profile. Upon announcing its new estimated NAV per share of $0.32 (unaudited) on May 22, 2020, the Company also announced that distributions have been suspended indefinitely.

Distribution Reinvestment Plan
The Company has adopted a DRP through which common stockholders may elect to reinvest any amount up to the amount of distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. Participants in the DRP will acquire common stock at a price per share equal to the price to acquire a share of common stock in the Offerings. The initial price per share in the Offerings was $5.00 per share. The price may be adjusted during the course of the Offerings to equal the estimated NAV per share.
Concurrent with the Company's board of directors' temporary suspension of the Offering effective as of the close of business on September 18, 2019, and deferral of any capital inflows until the Company arrived at a decision with regards to the retention of an external advisor, the Company's board of directors also temporarily suspended the DRP and announced that during the suspension period all distributions would be paid to its stockholders in cash. The Company's DRP remained suspended through December 25, 2019 and, on December 26, 2019, the Company's board of directors approved the reinstatement of the DRP. As discussed in detail in Note 8, the Company entered into the New Advisory Agreement on January 31, 2020, and on May 22, 2020, the Company announced its new estimated NAV per share and the Company’s board of directors determined not to reinstate the DRP, given the suspension of future distributions and the significant decrease in the estimated NAV per share from the prior selling price of $5.00 per share in the Follow-on Offering.
Redeemable Common Stock
The Company has adopted a SRP that enabled stockholders to sell their stock to the Company in limited circumstances. The share repurchase price at any given time was equal to the most recently published NAV (and if none, then $5.00 per share) less an administrative charge of 3% of the share repurchase price proceeds if the shares were owned for less than one year, 2% if the shares were owned for less than two years but greater than one year, and 1% if the shares were owned for less than three years but greater than two years. There was no administrative charge for shares held for at least three years.
Stockholders who wished to have their shares repurchased through the SRP had to notify the Company by three business days before the end of the month for their shares to be repurchased by the third business day of the following month. The SRP provided that share repurchases may be funded by (a) distribution reinvestment proceeds, (b) the prior or future sale of shares, (c) indebtedness, including a line of credit and traditional mortgage financing, and (d) asset sales.
The board of directors may amend, suspend or terminate the SRP upon 10 days’ notice to stockholders, provided that the Company may increase the funding available for the repurchase of shares pursuant to the SRP upon ten business days’ notice to the stockholders.
To the extent the board of directors determines that there is sufficient available cash for redemptions, the shares will be repurchased subject to the limit that, during any 12-month period, redemptions will not exceed 20% of the weighted-average number of shares of common stock outstanding during the prior 12 months. Prior to March 28, 2019, this limitation was 5% of the weighted average number of shares of common stock outstanding.
Concurrent with the Company's board of directors' temporary suspension of the Offering and deferral of any capital inflows until the Company arrived at a decision with regards to the retention of an external advisor, effective on the close of business on September 18, 2019, the Company's board of directors also temporarily suspended the SRP. The Company's SRP remained suspended through December 25, 2019 and, on December 26, 2019, the Company's board of directors approved the reinstatement of the SRP effective January 2, 2020.
As discussed in detail in Note 8, on May 22, 2020, the Company announced its new estimated NAV per share and the Company’s board of directors determined not to reinstate the SRP given the significant decrease in the estimated NAV per share from the prior selling price of $5.00 per share in the Follow-on Offering.
Square Footage, Occupancy and Other Measures
Square footage, occupancy and other measures used to describe real estate held by investments in unconsolidated entities included in the notes to consolidated financial statements are presented on an unaudited basis.

Recent Accounting Pronouncements
New Accounting Standard Issued and Adopted
Effective January 1, 2019, the Company adopted Topic 842. Topic 842 establishes a single comprehensive model for entities to use in accounting for leases and supersedes the existing leasing guidance. Topic 842 applies to all entities that enter into leases. Lessees are required to report assets and liabilities that arise from leases. Lessor accounting has largely remained unchanged; however, certain refinements were made to conform with revenue recognition guidance, specifically related to the allocation and recognition of contract consideration earned from lease and non-lease revenue components. The Company elected to apply the applicable practical expedients provided by Topic 842. The adoption of Topic 842 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.
New Accounting Standard Recently Issued and Not Yet Adopted
In April 2020, the FASB issued a FASB Staff Q&A related to Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic (the “Topic 842 Q&A”). The Company adopted the lease accounting standards of Topic 842 beginning January 1, 2019. Under Topic 842, subsequent changes to lease payments that are not stipulated in the original lease contract are generally accounted for as lease modifications. Some contracts may contain explicit or implicit enforceable rights and obligations that require lease concessions if certain circumstances arise that are beyond the control of the parties to the contract. If a lease contract provides enforceable rights and obligations for concessions in the contract and no changes are made to that contract, the concessions are not accounted for under the lease modification guidance in Topic 842. If concessions granted by lessors are beyond the enforceable rights and obligations in the contract, entities would generally account for those concessions in accordance with the lease modification guidance in Topic 842.
Because of the unprecedented and global nature of the COVID-19 pandemic, the FASB staff is aware that it may be exceedingly challenging for entities to determine whether existing contracts provide enforceable rights and obligations for lease concessions and whether those concessions are consistent with the terms of the contract or are modifications to the contract. As such, the FASB staff believes that it would be acceptable for entities to make an election to account for lease concessions related to the effects of the COVID-19 pandemic consistent with how those concessions would be accounted for under Topic 842 as though enforceable rights and obligations for those concessions existed (regardless of whether those enforceable rights and obligations for the concessions explicitly exist in the contract). Consequently, for concessions related to the effects of the COVID-19 pandemic, an entity will not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance in Topic 842 to those contracts. This election is available for concessions related to the effects of the COVID-19 pandemic that do not result in a substantial increase in the rights of the lessor or the obligations of the lessee. For example, this election is available for concessions that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract. The FASB staff expects that reasonable judgment will be exercised in making those determinations. Some concessions will provide a deferral of payments with no substantive changes to the consideration in the original contract. A deferral affects the timing, but the amount of the consideration is substantially the same as that required by the original contract.
The staff expects that there will be multiple ways to account for those deferrals, none of which the staff believes are more preferable than the others. Two of those methods are: (1) account for the concessions as if no changes to the lease contract were made; under that accounting, a lessor would increase its lease receivable, and a lessee would increase its accounts payable as receivables/payments accrue, and in its income statement, a lessor would continue to recognize income, and a lessee would continue to recognize expense during the deferral period; and (2) account for the deferred payments as variable lease payments.
The Company is evaluating the accounting elections available under Topic 842 Q&A for lease concessions related to the effects of the COVID-19 pandemic and its impact to the Company’s financial statements. The Company has created an inventory of tenants which have or are expected to request lease concessions. The Company did not have any material lease concessions related to the effects of the COVID-19 pandemic that had a material impact to the Company’s consolidated balance sheet as of December 31, 2019 or consolidated statement of operations for the year ended December 31, 2019. Subsequent to December 31, 2019, several tenants have requested lease concessions or deferrals for future periods, which may have an impact on the Company’s business, financial condition and results of operations, but the ultimate impact will largely depend on future developments with respect to the continued spread and treatment of the virus, which the Company cannot accurately predict.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework -Changes to the Disclosure Requirements for Fair Value Measurement (“ASU No. 2018-13”). ASU No. 2018-13 removes the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement. In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU 2018-13 is effective for the Company beginning January 1, 2020. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company adopted ASU No. 2018-13 in the first quarter of 2020, and such adoption is not expected to have a material impact on the Company's future consolidated financial statements.
Note 3. Real Estate Investment, Net
The following table provides summary information regarding the Company’s real estate investment portfolio as of December 31, 2019:

Property	Location	Acquisition Date	Property Type	Land, Buildings and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Investment in Real Estate Property, Net
24 Hour Fitness	Fort Worth, TX	6/11/2019	Retail	$11,783,013	$1,012,044	$(248,218)	$12,546,839
Starbucks	Manhattan, KS	9/27/2019	Retail	1,770,047	119,054	(17,225)	1,871,876
				$13,553,060	$1,131,098	$(265,443)	$14,418,715
Current Year Acquisitions:
During the year ended December 31, 2019, the Company acquired the following properties:

Property	Land	Buildings and Improvements	Tenant Origination and Absorption Costs	Total
24 Hour Fitness	$2,964,202	$8,818,811	$1,012,044	$12,795,057
Starbucks	647,143	$1,122,904	$119,054	$1,889,101
	$3,611,345	$9,941,715	$1,131,098	$14,684,158

Purchase price and other closing costs	$14,684,158
Acquisition fees to affiliate (see Note 6)	(425,494)
Acquisition of real estate investment before financing	$14,258,664
Capitalized acquisition fees paid to the Former Advisor for the properties acquired during the year ended December 31, 2019 were as follows:

Property	Amount
24 Hour Fitness	$371,250
Starbucks	54,244
$425,494

The non-cancelable lease terms of the properties acquired during the year ended December 31, 2019 are as follows:

Property	Lease Expiration
24 Hour Fitness	3/31/2027
Starbucks	6/30/2029
The purchase price allocations reflected in the consolidated financial statements are based upon estimates and assumptions at the time of acquisition that are subject to change which may impact the fair value of the assets and liabilities above (including real estate investments, other assets and accrued liabilities).
During the year ended December 31, 2019, the Company recognized $546,184 or 100% of total revenue related to the above properties.
Current Year Disposition
There was no disposition of real estate investment property during the year ended December 31, 2019.
Operating Leases
As of December 31, 2019, the future minimum contractual rent payments due to the Company under the Company’s non-cancelable operating leases over the next five years and thereafter, including the lease modification with 24 Hour Fitness executed in May 2020 and excluding any renewal periods, are as follows:

2020	$495,693
2021	756,306
2022	792,864
2023	805,050
2024	810,363
Thereafter	5,854,119
$9,514,395
As discussed in “Net Asset Value” in Note 1, the lease with 24 Hour Fitness was restructured in May 2020, resulting in significant reductions in the near term future minimum contractual rent payments due to the Company; however, the lease term was extended for a 5-year period to March 31, 2032.
Revenue Concentration
The Company’s revenue concentration based on tenants representing greater than 10% of total revenues for the year ended December 31, 2019 were as follows:

	Years Ended December 31, 2019
Property and Location	Revenue	Percentage of Total Revenue
24 Hour Fitness, TX	$509,439	93.3%
Asset Concentration
The Company’s portfolio asset concentration (greater than 10% of total assets) for the fiscal period December 31, 2019 was as follows:

	December 31, 2019
Property and Location	Net Carrying Value	Percentage of Total Assets
24 Hour Fitness, TX	$12,546,839	62.7%

Intangibles
As of December 31, 2019, the Company’s lease intangibles were as follows:

Tenant Origination and Absorption Costs
Cost	$1,131,098
Accumulated amortization	(73,824)
Net amount	$1,057,274
The intangible assets acquired in connection with property acquisitions have a weighted average amortization period of approximately 7.4 years as of December 31, 2019. The amortization of intangible assets over the next five years and thereafter is expected to be as follows:

Tenant Origination and Absorption Costs
2020	$141,898
2021	141,898
2022	141,898
2023	141,898
2024	141,898
Thereafter	347,784
$1,057,274
Note 4. Investments in Unconsolidated Entities, Net
The Company’s investments in unconsolidated entities as of December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
ACA Stadium View Student Housing DST	$4,722,739	$5,425,064
AC Prado, LLC	77,250	77,250
ACA Illinois Tier 1 Student Housing DST	206,000	206,000
AC Villas, LLC	135,960	—
Total	$5,141,949	$5,708,314
The Company’s net losses from investments in unconsolidated entities for the years ended December 31, 2019 and 2018 were $345,543 and $266,837, respectively.
2019 Investment
AC Villas, LLC
On January 30, 2019, the Company invested $132,000 to acquire an approximate 1.0% interest in AC Villas, LLC ("AC Villas"), an affiliate of Arrimus. AC Villas acquired a student housing development which is located at 800 West 26th Street, Austin, Texas, ¼ mile from the University of Texas campus (the "Villas on 26th Property"). Arrimus and Mr. Ray Wirta, the chairman of the Company's board of directors, have a business relationship through which Mr. Wirta receives financial consideration. Mr. Wirta is also the father of one of Arrimus’ principals. Therefore, the acquisition of the interest in AC Villas was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors. In connection with the acquisition of the Company’s interest, the Company paid an acquisition fee of $3,960 to the Former Advisor in accordance with the terms of its Former Advisory Agreement (see Note 6).

The Villas on 26th Property is a Class A student housing property built in 2014 and is comprised of 49 units with three- to six-bed layouts (182 beds) within one five-story building with ample subterranean parking. The dwelling units are fully furnished, including Polk audio surround sound systems, Apple TVs and 60” flat screens in every living room, stainless steel appliances, full sized washer/dryers, wood flooring and walk-in closets. The Villas on 26th Property has various amenities, including a fitness center open 24 hours per day, live feed security cameras throughout and a large hot tub on the mezzanine level. The Villas on 26th Property residents also enjoy access to nearby various retail spaces.
The Company has accounted for this investment using the cost method of accounting as the Company does not have the ability to exercise significant influence on AC Villas.
2018 Investments
ACA Stadium View Student Housing DST (“Stadium View”)
On April 23, 2018, the Company acquired its first student housing real estate investment through the acquisition of 5,929.9 non-voting, Class A Beneficial Interests in Stadium View, a Delaware statutory trust formed by ACA Stadium View Depositor, LLC, a Delaware limited liability company ("Stadium View Depositor"). The purchase price for the interests was $5,500,000, which constitutes an approximate 31.5598% interest in Stadium View. Arrimus, the sole member of Stadium View Depositor, and Mr. Ray Wirta, the chairman of the Company's board of directors, have a business relationship through which Mr. Wirta receives financial consideration. Mr. Wirta is also the father of one of Arrimus’ principals (see Note 6). Therefore, the acquisition of the interest in Stadium View was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors.
Stadium View owns a student housing development, known as “Stadium View Suites,” which is located at 1206, 1210, 1214, 1218, and 1222 South Fourth Street, Ames, Iowa, 50010 (the “Stadium View Property”). The unaudited implied value of the Stadium View Property in Stadium View is $43,519,936 after excluding operating reserves of $490,064 and reflecting an existing mortgage loan in the amount of $25,220,000 (the “Loan”). The Company’s interest in the Stadium View Property is equivalent to $13,734,417. The Loan is approximately 58% of the Stadium View Property’s unaudited implied value. The Loan had a remaining term of approximately 9.5 years at the acquisition date, bears interest at the fixed rate of 3.95% per annum, with interest only payments for the remaining term and a principal balance balloon payment due at maturity. Stadium View leases the Stadium View Property through a master lease agreement to an operating entity which is the master tenant.
The master tenant rents the Stadium View Property to students who attend Iowa State University, a Big 12 Conference member, and the Stadium View Property consists of five four-story apartment buildings and a maintenance facility building. The Stadium View Property has 197 two-, three-, and four-bedroom units with 518 individual tenant beds with occupancy as of December 31, 2019 of 90%, as reported in the annual report of the property by the property manager. The Stadium View Property amenities include a clubhouse, fitness room, study and business lounge, game room, coffee bar, tanning bed, fire pit and barbeque grills. The student lease agreements are generally for a period of one year or less.
The Company has performed a consolidation analysis of its investment in Stadium View in accordance with Accounting Standards Codification 810, Consolidation (Topic 810) as described in ASC 810-10 “Variable Interest Entities.” The Company has determined, as a result of its analysis, that it is not the primary beneficiary of its investment in Stadium View, and therefore has not consolidated the entity. The Company has accounted for its investment under the equity method of accounting.
The following is a summary of the Company’s investment in Stadium View as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Purchase price	$5,500,000	$5,500,000
Capitalized acquisition fee to Former Advisor	412,032	412,032
Capitalized legal fees	6,667	6,667
Share in loss from investment in unconsolidated entity	(630,636)	(266,837)
Distributions received from investment in unconsolidated entity	(565,324)	(226,798)
Total	$4,722,739	$5,425,064

The following is summarized financial information for Stadium View as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and the period from April 23, 2018 through December 31, 2018:

	December 31, 2019	December 31, 2018
Assets:
Real estate investments, net	$37,025,619	$39,508,783
Cash, cash equivalents and restricted cash	606,315	607,911
Other assets	193,966	54,413
Total assets	$37,825,900	$40,171,107

Liabilities:
Mortgage notes payable, net	$25,029,305	$25,000,236
Other liabilities	716,629	712,450
Total liabilities	25,745,934	25,712,686
Total capital	12,079,966	14,458,421
Total liabilities and capital	$37,825,900	$40,171,107

		Period from
	Year Ended	April 23, 2018 through
	December 31, 2019	December 31, 2018
Total revenue	$2,708,892	$1,783,067
Operating expenses:
Depreciation and amortization	2,102,329	1,447,257
Interest expense	1,010,026	700,100
Other expense	749,299	481,232
Total expenses	3,861,654	2,628,589
Net loss	$(1,152,762)	$(845,522)
AC Prado, LLC (“AC Prado”)
On September 18, 2018, the Company invested $75,000 to acquire an approximate 0.5% interest in AC Prado, a limited liability company formed under the Delaware Limited Liability Company Act for the purpose of acquiring, operating, holding for long-term appreciation and ultimately selling certain improved real property located at 7114 UTSA Blvd, San Antonio, Texas, commonly known as Prado at University of Texas San Antonio (the “Prado Property”). Arrimus, a related party, is the managing member of AC Prado. Therefore, the acquisition of the interest in AC Prado was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors. In connection with the acquisition of the Company’s interest, the Company paid an acquisition fee of $2,250 to the Former Advisor in accordance with the terms of its Former Advisory Agreement (see Note 6).
Management believes the Prado Property is a Class A student housing property located adjacent to University of Texas at San Antonio. It was built in 2014 and is comprised of 160 units (472 beds) within one four-story building with an attached parking garage. The dwelling units are fully furnished. The Prado Property has various amenities, including a modern clubhouse with media area, game room, coffee bar, community kitchen and study areas. Additionally, it has a 24-hour fitness center, a business center and luxury, resort-style pool with an outdoor grilling station and covered patio area.
The Company has accounted for this investment using the cost method of accounting as the Company does not have the ability to exercise significant influence on AC Prado.

ACA Illinois Tier 1 Student Housing DST (“ACA Illinois”)
On December 24, 2018, the Company invested $200,000 to acquire an approximate 1.0% interest in ACA Illinois, a Delaware statutory trust formed by ACA Illinois Tier 1 Depositor, LLC (“Illinois Depositor”). ACA Illinois acquired certain student housing development, commonly known as 212 East, located at 212 East Green Street, Champaign, Illinois, near the University of Illinois at Urbana-Champaign (the “212 East Property”) in September 2018. The unaudited implied value of the 212 East Property is $52,065,000 after including an existing mortgage loan of $29,900,000. The Company’s interest in the 212 East Property is equivalent to $512,038. Arrimus, a related party, is the sole member of Illinois Depositor. Therefore, the acquisition of the interest in ACA Illinois was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors. In connection with the acquisition of the Company’s interest, the Company incurred and paid an acquisition fee of $6,000 paid to the Former Advisor in accordance with the terms of its Former Advisory Agreement (see Note 6).
The 212 East Property is a Class A student housing property located in the heart of the Campustown district. It was built in 2017 and is comprised of 110 units (428 beds) within one six-story building and offers 91 parking spaces in a garage that is restricted to resident and retail use. The dwelling units are fully furnished, including smart TVs in every bedroom and living room, in-unit washer and dryer, and full-size beds. The 212 East Property has various amenities, including a state-of-the-art fitness center; shared and private study rooms/lounges; a community lounge with billiards, TVs and a kitchenette; and an outdoor courtyard featuring a fire pit, grilling areas and hammocks. 212 East Property residents also enjoy access to onsite retail space that includes a yoga studio and two restaurants.
The Company has accounted for this investment using the cost method of accounting as the Company does not have the ability to exercise significant influence on ACA Illinois.
Note 5. Debt
Mortgage Note Payable, Net
The details of the Company’s mortgage note payable as of December 31, 2019 are as follows:

Collateral	Principal Amount	Contractual Interest Rate (1)	Effective Interest Rate (1)	Loan Maturity
24 Hour Fitness property	$6,137,931	4.95%	4.95%	June 11, 2024
Less unamortized deferred financing costs	(141,512)
Net	$5,996,419

(1)
Contractual interest rate represents the interest rate in effect under the mortgage note payable as of December 31, 2019. Effective interest rate is calculated as the actual interest rate in effect as of December 31, 2019.

In May 2020, the Company received a three-month deferral of mortgage payments from the lender on the 24 Hour Fitness property to provide relief related to the absence of rent payments from the 24 Hour Fitness property, and the Company has requested an additional two-month deferral to cover the period of free rent agreed to in the May 2020 restructuring of the lease with 24 Hour Fitness.
The following were the face value, carrying amount and fair value of the Company’s mortgage note payable (Level 3 measurement):

	December 31, 2019
	Face Value	Carrying Value	Fair Value Estimate
Mortgage note payable	$6,137,931	$5,996,419	$6,442,338
Disclosures of the fair values of financial instruments are based on pertinent information available to the Company as of the period end and require a significant amount of judgment. The actual value could be materially different from the Company’s estimate of value.

Unsecured Credit Facility, Net
The details of the Company's outstanding borrowing under its unsecured credit facility follows:

December 31,
2019
Unsecured credit facility	$4,196,361
Less unamortized deferred financing costs	(18,867)
Net	$4,177,494
The Company, as the borrower, has a Business Loan Agreement and Promissory Note (the "Unsecured Credit Facility") with Pacific Mercantile Bank ("Lender"). The Unsecured Credit Facility was a revolving unsecured line of credit for a maximum principal amount of $6,000,000 and was scheduled to mature on June 11, 2019, unless earlier terminated. On April 30, 2019, the Unsecured Credit Facility was amended and restated, reduced to $5,000,000 and extended to September 11, 2019. On September 9, 2019, the Company received an extension of the Unsecured Credit Facility through October 15, 2020.
The Unsecured Credit Facility is secured by the continuing guaranties executed by Mr. Raymond E. Wirta, Chairman of the Board of the Company and a manager of the Former Sponsor, and a trust belonging to Mr. Wirta. Mr. Wirta’s guaranties become effective upon certain triggering events, including the failure by the Company to pay one or more subsequent advances within 90 days of disbursement or an event of default under the Unsecured Credit Facility.
Under the terms of the Unsecured Credit Facility, the Company pays a variable rate of interest on outstanding amounts equal to one percentage point over an independent index published in The Wall Street Journal Prime Rate. The annual interest rate was 6.0% and 6.5% as of December 31, 2019 and 2018, respectively. The interest rate as of May 31, 2020 is 5.5%, which is the minimum rate.
The Unsecured Credit Facility contains customary representations, warranties and covenants. The Company’s ability to borrow under the Unsecured Credit Facility is subject to its ongoing compliance with various affirmative and negative covenants, including with respect to indebtedness, guaranties, mergers and asset sales, liens, dividends, corporate existence and financial reporting obligations. The Unsecured Credit Facility also contains customary events of default, including, without limitation, nonpayment of principal, interest, fees or other amounts when due, violation of covenants, breaches of representations or warranties and change of ownership. Upon the occurrence of an event of default, Lender may accelerate the repayment of amounts outstanding under the Unsecured Credit Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period. As of May 31, 2020, the amount outstanding under the Unsecured Credit Facility was $4,999,861.
All Debt Agreements
Pursuant to the terms of mortgage note payable on the Company’s property and the Unsecured Credit Facility, the Company is subject to certain financial loan covenants. The Company was in compliance with all terms and conditions of the applicable loan agreements as of December 31, 2019.
The following summarizes the future principal repayments of the Company’s mortgage note payable and Unsecured Credit Facility as of December 31, 2019:

	Mortgage Note Payable	Unsecured Credit Facility	Total
2020	$92,522	$4,196,361	$4,288,883
2021	98,148	—	98,148
2022	103,189	—	103,189
2023	108,488	—	108,488
2024	5,735,584	—	5,735,584
Total debt	6,137,931	4,196,361	10,334,292
Less unamortized deferred financing costs	(141,512)	(18,867)	(160,379)
Net debt	$5,996,419	$4,177,494	$10,173,913

Interest Expense
The following is a reconciliation of the components of interest expense for the years ended December 31, 2019 and 2018:

	Years Ended December 31,
	2019	2018
Mortgage note payable:
Interest expense	$176,245	$—
Amortization of deferred financing costs	15,588	—
Unsecured credit facility:
Interest expense	144,188	96,611
Amortization of deferred financing costs	19,152	15,946
Total interest expense	$355,173	$112,557
Note 6. Related Party Transactions
The Company pays the independent members of its board of directors for services rendered. The total amount paid was $61,000 and $56,000 for the years ended December 31, 2019 and 2018, respectively, which the Company paid by issuing shares of the Company's common stock to the directors in accordance with the terms of its director compensation program.
The following are investments in Arrimus controlled and/or managed entities. Arrimus is a related party having involvement with Mr. Wirta (see Note 4). For each investment, the acquisition was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors, with Mr. Wirta recusing himself from voting.
2019 Investment
The Company invested $135,960, including an acquisition fee of $3,960, for an approximate 1.0% interest in AC Villas, an affiliate of Arrimus.
2018 Investments
The Company’s first investment of $5,918,699, including acquisition and legal fees of $418,699, was for an approximate 31.5598% interest in Stadium View, which was formed by Arrimus.
The Company also invested $77,250, including an acquisition fee of $2,250, for an approximate 0.5% interest in AC Prado. AC Prado’s managing member, AC Prado Manager, LLC, a Delaware limited liability company, and Arrimus are under common control and ownership.
Furthermore, the Company invested $206,000, including an acquisition fee of $6,000, for an approximate 1.0% interest in ACA Illinois. Arrimus is the sole member of Illinois Depositor, which formed ACA Illinois.
Former Advisory Agreement
Effective October 28, 2019, the Company, the Company's Former Advisor and the Company’s Former Sponsor mutually agreed to terminate the Former Advisory Agreement they entered into in November 2017 and the Company became temporarily self-managed. The Company subsequently entered into the New Advisory Agreement with modiv Advisors, LLC, an indirect wholly-owned subsidiary of NNN REIT, on January 31, 2020 (see Note 8). Certain of the Company's directors and executive officers are also directors and executive officers of NNN REIT and its affiliates.

Under the terms of the Former Advisory Agreement, the Former Advisor was entitled to specified fees upon the provision of certain services with regard to the investment of funds in real estate investments, the management of those investments, among other services, and the disposition of investments, as well as reimbursement of organization and offering costs incurred by the Former Advisor or Former Sponsor on behalf of the Company, such as expenses related to the Offering, and certain costs incurred by the Former Advisor or Former Sponsor in providing services to the Company. In addition, the Former Advisor was entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Former Advisory Agreement. The Former Sponsor also served as the former sponsor and former advisor for Rich Uncles Real Estate Investment Trust I (“REIT I”) and the former sponsor of NNN REIT through December 31, 2019. On December 31, 2019, REIT I was merged into a wholly-owned subsidiary of NNN REIT. During the years ended December 31, 2019 and 2018, no business transactions occurred between the Company, on the one hand, and REIT I or NNN REIT, on the other hand, other than as described below.
The costs incurred by the Company pursuant to the Former Advisory Agreement for the years ended December 31, 2019 and 2018, as well as the related payable or receivable as of December 31, 2019 and 2018 are included and summarized in the table below. The receivable and payable are presented in the consolidated balance sheets as “due from affiliates” and “due to affiliates.”

	Year Ended December 31, 2019	December 31, 2019		Year Ended December 31, 2018	December 31, 2018
	Incurred (1)	Receivable	Payable	Incurred	Receivable	Payable
Expensed:
Asset management fees (2)	$155,447	$—	$242,300	$86,853	$—	86,853
Directors and officers’ insurance and other reimbursements (3)	26,772	—	—	3,487	39,418	—
Expense reimbursements from Former Sponsor (4)	(196,460)	—	1,377	(295,190)	12,280	—
Capitalized:
Acquisition fees (5)	429,454	—	—	420,282	—	25,631
Reimbursable organizational and offering expenses (6)	173,473	—	—	225,768	—	715
		$—	$243,677		$51,698	$113,199

(1)	Charges incurred were for the period January 1, 2019 through October 28, 2019, the termination date of the Former Advisory Agreement.

(2)
Included in fees to affiliates in the accompanying consolidated statements of operations. The asset management fees of $155,447 and $86,853 for the years ended December 31, 2019 and 2018, net of $51,816 and $28,779 asset management fees waived, respectively, have been deferred to support the monthly distributions during the start-up of operations. On May 6, 2020, NNN REIT and the New Advisor agreed to discontinue charging the Company their asset management fees, and waived the accrued balance for previous asset management fees, given the significant decline in the Company's financial condition that resulted from the COVID-19 pandemic.

(3)	The Former Sponsor adjusted the allocation of the cost of directors and officers insurance, resulting in a refund to the Company, which was paid after December 31, 2018.

(4)
Included payroll costs related to Company employees that answer questions from prospective stockholders. See “Investor Relations Payroll Expense Reimbursement from Former Sponsor” below. The Former Sponsor had agreed to reimburse the Company for these investor relations payroll costs which the Former Sponsor considers to be offering expenses in accordance with the Former Advisory Agreement. The receivables related to these costs as of December 31, 2018 were reflected in “due from affiliates” in the consolidated balance sheet.

(5)	The acquisition fee of $420,282 for the year ended December 31, 2018 included $142,035, which the Former Sponsor had agreed to defer to support distributions and was paid during 2019.

(6)
As of October 28, 2019, the Former Sponsor had incurred organizational and offering expenses in excess of 3.0% of the gross offering proceeds received by the Company. However, the Company was only obligated to reimburse the Former Sponsor to the extent of 3.0% of gross offering proceeds, which was $399,241 for the period ended October 28, 2019. The Company had reimbursed the Sponsor for $399,241 through October 28, 2019. During the Company's self-management period from October 29, 2019 to December 31, 2019, the Company incurred and paid organizational and offering costs of $69,269.

The following summarizes all compensation and fees that the Company had paid the Former Advisor, Former Sponsor and their affiliates. The board of directors, including a majority of the conflicts committee (comprised of all of the Company’s independent directors), had the right to change the compensation arrangements with the Former Advisor or Former Sponsor in the future without the consent of the Company’s stockholders.
Organization and Offering Costs
The Company was obligated to reimburse the Former Sponsor or its affiliates for organizational and offering expenses (as defined in the Former Advisory Agreement) paid for by the Former Sponsor on behalf of the Company. The Company reimbursed the Former Sponsor for organizational and offering expenses up to 3% of gross offering proceeds. The Former Sponsor and its affiliates were responsible for any organizational and offering expenses to the extent they exceeded 3% of gross offering proceeds. To the extent such organization and offering expenses were initially borne by the Company, the Former Sponsor reimbursed the Company for such expenses. Such expenses were then included in the organizational and offering expenses for which the Former Sponsor was entitled to reimbursement, subject to a maximum of 3% of gross offering proceeds. As of October 28, 2019, the Former Sponsor had incurred organizational and offering expenses in excess of 3% of the gross offering proceeds received by the Company. As of October 28, 2019, the Company had reimbursed the Former Sponsor $173,473 in organizational and offering costs. The Company’s maximum liability for organizational and offering costs through October 28, 2018 was $173,473.
Investor Relations Payroll Expense Reimbursement from Former Sponsor
The Company employed investor relations personnel that answered inquiries from potential investors regarding the Company and/or its Offering. The payroll costs associated with the investor relations personnel were reimbursed by the Former Sponsor. The Former Sponsor considered these payroll costs to be offering expenses. The payroll expense reimbursements from the Former Sponsor for the years ended December 31, 2019 and 2018 were $196,460 and $295,190, respectively.
Acquisition Fee
The Company paid the Former Advisor acquisition fees in the amount equal to 3% of the costs of each investment. The total of all acquisition fees and acquisition expenses should be reasonable and was not to exceed 6% of the contract price of the property. However, a majority of the members of the board of directors (including a majority of the conflicts committee) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company. For the years ended December 31, 2019 and 2018, the Company incurred $429,454 and $420,282 of acquisition fees, respectively, of which $0 and $25,631, respectively, was payable and included in due to affiliate in the consolidated balance sheets.
Asset Management Fee
The Company incurred asset management fees due to the Former Advisor and its affiliates in the amount equal to 0.1% of the total investment value of the assets monthly. For purposes of this fee, “total investment value” meant, for any period, the total of the aggregate book value of all of the Company’s assets, including assets invested, directly or indirectly, in properties, before deducting depreciation or bad debts or other similar non-cash items. During the Company’s Offering stage, the Former Advisor elected, in its sole discretion, to defer all of its monthly Asset Management Fee to support distributions. The total amount of asset management fees incurred during the years ended December 31, 2019 and 2018 was $155,447 and $86,853, respectively, which was deferred, and of which $51,816 and $28,779, respectively, of the asset management fees were waived. As a result, asset management fees payable at December 31, 2019 and 2018 were $242,300 and $86,853, respectively, which were deferred and included in due to affiliate in the consolidated balance sheets. The asset management fees payable at December 31, 2019 are payable to NNN REIT or its affiliates through assignment as a result of the NNN REIT contribution agreement discussed above.
On May 6, 2020, NNN REIT and the New Advisor agreed to discontinue charging their asset management fees, and waived the accrued balance for previous asset management fees, given the significant decline in the Company’s financial condition that resulted from the COVID-19 pandemic.
Financing Coordination Fee
Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if the Former Advisor provided a significant amount of the services in connection with the financing or refinancing of any debt that the Company obtained relative to property, the Company would have paid the Former Advisor or its assignees a financing coordination fee equal to 1% of the amount of such financing.

Disposition Fee
For significant assistance in connection with the sale of a property, the Company would have paid the Former Advisor or its affiliates an amount equal to 3% of the contract sales price of each property sold; provided, however, that if in connection with such disposition, commissions were paid to third parties unaffiliated with the Former Advisor or its affiliates, the disposition fees paid to the Former Advisor, its affiliates and unaffiliated third parties would not have exceeded 6% of the contract sales price.
Liquidation Fee
The Company would have paid the Former Advisor a liquidation fee calculated from the value per share resulting from a liquidation event, including but not limited to a sale of all of the properties, a public listing, or a merger with a public or non-public company, equal to 30% of the increase in the resultant value per share compared to the Highest Prior NAV (as defined in the Former Advisory Agreement) per share, if any, multiplied by the number of outstanding shares as of the liquidation date, subordinated to payment to stockholders of the Preferred Return (as defined in the Former Advisory Agreement), pro-rated for the year in which the liquidation event occurred.
Operating Expenses
Unless the Company’s conflicts committee and board of directors determined, based on nonrecurring and unusual factors which they deemed sufficient, that a higher level of expenses was justified for a period, the Company would not reimburse the Former Advisor and its affiliates for any amount by which its operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeded the greater of: (i) 2% of average invested assets or (ii) 25% of net income other than any additions to depreciation, bad debt or other similar noncash items and excluding any gain from the sale of assets for that period. In the event that annual operating expenses exceeded these limits as of the end of a six-month calendar period (for the 12-months then ended) the board of directors was required to, within 60 days after the end of such six-month period, inform the stockholders of the factors the board of directors considered in arriving at the conclusion that such higher operating expenses were justified. If the board of directors determined the higher expenses were not justified for the period, it was required to cause the Former Advisor, Former Sponsor and affiliates to reimburse the Company to the extent these limitations were exceeded. Additionally, the Company would not reimburse the Former Advisor, Former Sponsor and affiliates for personnel costs in connection with services for which any of them received acquisition fees or disposition fees.
Subordinated Participation Fee
The Company would have paid the Former Advisor or an affiliate a subordinated participation fee calculated as of December 31 of each year and paid (if at all) in the immediately following January. The subordinated participation fee was only due if the Preferred Return, as defined in the Former Advisory Agreement, was achieved and was equal to the sum of (using terms as defined in the Former Advisory Agreement):

(i)
30% of the product of (a) the difference of (x) the Preliminary NAV per share minus (y) the Highest Prior NAV per share, multiplied by (b) the number of shares outstanding as of December 31 of the relevant annual period, but only if this resulted in a positive number, plus

(ii)
30% of the product of: (a) the amount by which aggregate cash distributions to stockholders during the annual period, excluding return of capital distributions, divided by the weighted average number of shares outstanding for the annual period, exceed the Preferred Return, multiplied by (b) the weighted average number of shares outstanding for the annual period calculated on a monthly-basis.

Note 7. Commitments and Contingencies
Environmental
As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.

Economic Dependency
The Company depends on the New Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that the New Advisor is unable to provide these services, the Company will be required to obtain such services from other sources.
Legal Matters
From time-to-time, the Company may become party to legal proceedings that arise in the ordinary course of its business. Other than as described below, the Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.
The Company generally does not require collateral or other security from tenants, other than security deposits or letters of credit. However, since concentration of rental revenue from certain tenants exists, the inability of those tenants to make their payments could have an adverse effect on the Company.
Note 8. Subsequent Events
The Company evaluates subsequent events up until the date the consolidated financial statements are issued. Significant subsequent events are described below:
Suspension of the Follow-on Offering, Distribution Reinvestment Plan and Share Repurchase Program
On March 30, 2020, the Company announced the immediate suspension of the Follow-on Offering, the DRP and the SRP until such time, if any, that the Company’s board of directors determines to reinstate the Follow-on Offering, the DRP and the SRP after completion of a valuation of the Company’s real estate properties and investments by an independent valuation expert and the Company's announcement of its estimated NAV per share. On May 22, 2020, the Company announced its new estimated NAV per share of $0.32 (unaudited), and the Company’s board of directors determined to not reinstate the Follow-on Offering, DRP or SRP at that time, given the significant decrease in the estimated NAV per share from the prior selling price of $5.00 per share in the Follow-on Offering.
Offering Status
Through May 31, 2020, the Company had sold 2,771,148 shares of the Company’s common stock pursuant to the Offerings for aggregate gross offering proceeds of $13,855,741, which included 116,354 shares of common stock sold under its DRP for aggregate gross proceeds of $581,769. Excluded from the 2,771,148 shares of the Company's common stock were 200 shares purchased by the Former Sponsor before the Offering for an aggregate purchase price of $1,000. As discussed above, the Follow-on Offering was temporarily suspended effective March 30, 2020. Following the Company’s announcement of its new estimated NAV per share of $0.32 (unaudited) on May 22, 2020, the Company’s board of directors is evaluating strategic alternatives, including a potential reopening of the Follow-on Offering, which could be limited to existing investors, and/or a plan of liquidation which would be submitted to stockholders for their approval.
Distributions
Distributions subsequent to December 31, 2019 were as follows:

Distribution Period	Rate Per Share Per Day	Declaration Date (1)	Payment Date
January 1-31	0.00081967	December 26, 2019	February 25, 2020
February 1-28	0.00081967	January 29, 2020	March 25, 2020
March 1-31	0.00081967	February 27, 2020	April 27, 2020

(1)
As discussed above, on March 30, 2020, the Company announced the delay in distribution declarations and temporarily suspended the DRP. On May 22, 2020, distributions were suspended until such time as the Company is able to generate proceeds from asset sales in excess of its debt and other obligations.

Share Repurchase Program
Through March 30, 2020, the Company had repurchased 361,534 shares of common stock for $1,807,671. As discussed above, the SRP was temporarily suspended effective March 30, 2020 and, on May 22, 2020, the Company announced that the SRP would remain suspended until such time, if any, that the Company’s board of directors determines to reopen the SRP.
New Advisor and New Advisory Agreement
On January 31, 2020, the Company entered into the New Advisory Agreement with modiv Advisors, LLC, an indirect wholly-owned subsidiary of NNN REIT, effective as of February 3, 2020, pursuant to which substantially all of the Company's administrative functions and operations will be performed by the New Advisor. Consequently, effective February 3, 2020, the Company has discontinued its interim period of internal self-management that commenced on October 28, 2019, as discussed above. Certain of the Company's directors and executive officers are also directors, managers and executive officers of the Company's New Advisor and its affiliates.
The New Advisory Agreement is on substantially the same terms as the Former Advisory Agreement except that: (i) the Company will no longer pay a 30% subordinated participation fee that was included in the Former Advisory Agreement; (ii) in the event that the New Advisor provides property management and leasing services, the Company will pay the New Advisor fees for such services; and (iii) the termination notice period was increased from 60 to 90 days.
Certain of the Company's directors and executive officers are also directors and executive officers of NNN REIT and its affiliates. The Company's New Advisor will be subject to the supervision of the board of directors and will provide only services that are delegated to it. The conflicts committee of the board of directors will be responsible for reviewing the performance of the Company's New Advisor and determining that the compensation to be paid to it is reasonable in relation to the nature and quality of services performed and that the Company's investment objectives are being carried out.
Distributions from Investee Real Estate Entities
Subsequent to December 31, 2019, the Company received distributions from its investments in Stadium View, ACA Prado, ACA Illinois and AC Villas of $81,822, $0, $4,113 and $2,310, respectively.

ITEM 8. EXHIBITS
INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

2.2*	Articles of Amendment (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A/A, filed on March 22, 2018)

2.3*	Articles of Amendment (incorporated by reference to Exhibit 2.3A to the Company’s Offering Statement on Form 1-A/A, filed on December 14, 2018)

2.4*	Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

3*	Distribution Reinvestment Plan (incorporated by reference to a copy thereof filed as Appendix B to the Company’s Offering Circular pursuant to Rule 253(g)(2) on December 24, 2019)

4*	Form of Investment Form and Subscription Agreement (incorporated by reference to a copy thereof filed as Appendix A to the Company’s Offering Circular pursuant to Rule 253(g)(2) on December 24, 2019)

6.1*	Conflicts Committee Charter (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

6.2*
Purchase Agreement dated April 16, 2019 between RW Holdings NNN REIT Operating Partnership, LP (f/k/a Rich Uncles NNN Operating Partnership, LP) and Agree Fort Worth TX LLC (incorporated by reference to Exhibit 6.3 to the Company’s Post-Qualification Offering Circular Amendment No. 3 on Form 1-A filed on June 17, 2019)

6.3*
Assignment and Assumption of Purchase Agreement for Improved Property (24 Hour Fitness, 6500 Old Denton Road, Fort Worth, TX) dated May 13, 2019 between RW Holdings NNN REIT Operating Partnership, LP (f/k/a Rich Uncles NNN Operating Partnership, LP) and the Company (incorporated by reference to Exhibit 6.4 to the Company’s Post-Qualification Offering Circular Amendment No. 3 on Form 1-A filed on June 17, 2019)

6.4*
24 Hour Fitness Lease dated March 29, 2006 between Fort Worth Fitness, L.P. and 24 Hour Fitness USA, Inc. (incorporated by reference to Exhibit 6.5 to the Company’s Post-Qualification Offering Circular Amendment No. 3 on Form 1-A filed on June 17, 2019)

6.5*
Purchase and Sale Agreement by and between 2700 Anderson, LLC and the Company dated August 20, 2019 (incorporated by reference to Exhibit 6.5 to the Company’s Post-Qualification Offering Circular Amendment No. 4 on Form 1-A filed on October 31, 2019)

6.6*
Loan Agreement dated April 30, 2019 between Pacific Mercantile Bank and the Company (incorporated by reference to Exhibit 6.6 to the Company’s Post-Qualification Offering Circular Amendment No. 4 on Form 1-A filed on October 31, 2019)

6.7*
First Amendment to Loan Agreement dated June 11, 2019 between Pacific Mercantile Bank and the Company (incorporated by reference to Exhibit 6.7 to the Company’s Post-Qualification Offering Circular Amendment No. 4 on Form 1-A filed on October 31, 2019)

6.8*
Second Amendment to Loan Agreement dated September 9, 2019 between Pacific Mercantile Bank and the Company (incorporated by reference to Exhibit 6.8 to the Company’s Post-Qualification Offering Circular Amendment No. 4 on Form 1-A filed on October 31, 2019)

6.9*
Termination of Advisory Agreement dated as of October 28, 2019, by and among the Company, Brix Student Housing Operator, LLC and BrixInvest, LLC (incorporated by reference to Exhibit 6.9 to the Company’s Post-Qualification Offering Circular Amendment No. 4 on Form 1-A filed on October 31, 2019)

6.10*
Third Amendment to Loan Agreement dated December 19, 2019 between Pacific Mercantile Bank and the Company (incorporated by reference to Exhibit 6.10 to the Company’s Post-Qualification Offering Circular Amendment No. 5 on Form 1-A filed on December 20, 2019)

6.11*
Advisory Agreement between the Company and modiv Advisors, LLC, dated as of January 31, 2020 and effective as of February 3, 2020 (incorporated by reference to Exhibit 6.11 to the Company’s Post-Qualification Offering Circular Amendment No. 6 on Form 1-A filed on February 5, 2020)

6.12*
Dealer Manager Agreement by and between the Company and North Capital Private Securities Corporation (incorporated by reference to Exhibit 1.1 to the Company’s Post-Qualification Offering Circular Amendment No. 7 on Form 1-A filed on June 1, 2020)

15*	Offering Circular (incorporated by reference to a copy thereof filed with the Company’s Post-Qualification Amendment No. 5 to Form 1-A filed on December 20, 2019)

*	Previously filed.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, Inc.

By:	/s/ WILLIAM R. BROMS
William R. Broms
Chief Executive Officer
June 12, 2020
Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ WILLIAM R. BROMS	Chief Executive Officer	June 12, 2020
William R. Broms	(principal executive officer)

/s/ RAYMOND J. PACINI	Chief Financial Officer	June 12, 2020
Raymond J. Pacini	(principal financial officer)

/s/ SANDRA G. SCIUTTO	Chief Accounting Officer	June 12, 2020
Sandra G. Sciutto	(principal accounting officer)

/s/ RAYMOND E. WIRTA	Director	June 12, 2020
Raymond E. Wirta

/s/ AARON S. HALFACRE	Director	June 12, 2020
Aaron S. HALFACRE

/s/ JEFFREY CYR	Director	June 12, 2020
Jeffrey Cyr

/s/ CAROLINE B. HARKINS	Director	June 12, 2020
Caroline B. Harkins

/s/ VIPE DESAI	Director	June 12, 2020
Vipe Desai